File No. 812-______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
               SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940
                      AND AN ORDER OF EXEMPTION PURSUANT TO
                            SECTION 17(b) OF THE ACT
                          -------------------------

                    MetLife Insurance Company of Connecticut
          MetLife of CT Separate Account Eleven for Variable Annuities
            MetLife of CT Separate Account QPN for Variable Annuities
                MetLife of CT Fund UL for Variable Life Insurance
                       MetLife Investors Insurance Company
                 MetLife Investors Variable Annuity Account One
                 MetLife Investors Variable Annuity Account Five
                   MetLife Investors Variable Life Account One
                  MetLife Investors Variable Life Account Five
                  MetLife Investors Variable Life Account Eight
                    First MetLife Investors Insurance Company
              First MetLife Investors Variable Annuity Account One
                     MetLife Investors USA Insurance Company
                    MetLife Investors USA Separate Account A
                       Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account DCVL
                      Metropolitan Life Separate Account UL
                   Security Equity Separate Account Twenty-Six
                  Security Equity Separate Account Twenty-Seven
                    Security Equity Separate Account No. 13S
                    Security Equity Separate Account No. 485
                     General American Life Insurance Company
                 General American Separate Account Twenty-Eight
                  General American Separate Account Twenty-Nine
                           Met Investors Series Trust
                         Metropolitan Series Fund, Inc.

>

                     Please send all communications, notices
                                 and order to:

              Paul G. Cellupica                       Robert N. Hickey, Esq.
  Chief Counsel - Securities Regulation and          Sullivan & Worcester LLP
              Corporate Services              And      1666 K Street, N.W.
                MetLife Group                         Washington, D.C. 20006
         1095 Avenue of the Americas
                  40th Floor
              New York, NY 10036


                        Application Filed September 21, 2009

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         In the Matter of:                              )
                                                        )
         MetLife Insurance Company of                   )
         Connecticut                                    )
                                                        )
         MetLife of CT Separate Account                 )
         Eleven for Variable Annuities                  )
                                                        )
         MetLife of CT Separate Account QPN             )
         for Variable Annuities                         )
                                                        )
         MetLife of CT Fund UL for                      )
         Variable Life Insurance                        )
                                                        )
         1300 Hall Boulevard                            )
         Bloomfield, Connecticut 06002                  )
                                                        )
                                                        )
         MetLife Investors Insurance Company            )
                                                        )
         MetLife Investors Variable Annuity             )
         Account One                                    )
                                                        )
         MetLife Investors Variable Annuity             )
         Account Five                                   )
                                                        )
         MetLife Investors Variable Life                )
         Account One                                    )
                                                        )
         MetLife Investors Variable Life                )
         Account Five                                   )
                                                        )
         MetLife Investors Variable Life                )
         Account Eight                                  )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         First MetLife Investors Insurance              )
         Company                                        )
                                                        )
         First MetLife Investors Variable               )
         Annuity Account One                            )
                                                        )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         MetLife Investors USA Insurance                )
         Company                                        )
                                                        )
         MetLife Investors USA Separate                 )
         Account A                                      )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California  92614                      )
                                                        )
         Metropolitan Life Insurance Company            )
                                                        )
         Metropolitan Life Separate Account             )
         DCVL                                           )
                                                        )
         Metropolitan Life Separate Account UL          )
                                                        )
         Security Equity Separate Account               )
         Twenty-Six                                     )
                                                        )
         Security Equity Separate Account               )
         Twenty-Seven                                   )
                                                        )
         Security Equity Separate Account               )
         No.13S                                         )
                                                        )
         Security Equity Separate Account               )
         No. 485                                        )
                                                        )
         200 Park Avenue                                )
         New York, New York  10166                      )
                                                        )
         General American Life Insurance                )
         Company                                        )
                                                        )
         General American Separate Account              )
         Twenty-Eight                                   )
                                                        )
         General American Separate Account              )
         Twenty-Nine                                    )
                                                        )
         13045 Tesson Ferry Road                        )
         St. Louis, Missouri  63128                     )
                                                        )
         Met Investors Series Trust                     )
                                                        )
         5 Park Plaza, Suite 1900                       )
         Irvine, California 92614                       )
                                                        )
         Metropolitan Series Fund, Inc.                 )
                                                        )
         501 Boylston Street                            )
         Boston, Massachusetts  02116                   )
                                                        )
         Investment Company Act of 1940                 )
         File No. 812-                                  )
                                                        )
         -----------------------------------------------




         MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Annuity Account Five ("VA Account Five"), MetLife Investors Variable Life Account One ("VL Account One"), MetLife Investors Variable Life Account Five ("VL Account Five"), MetLife Investors Variable Life Account Eight ("VL Account Eight"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Separate Account DCVL ("Separate Account DCVL"), Metropolitan Life Separate Account UL ("Separate Account UL"), Security Equity Separate Account Twenty-Six ("SE Separate Account Twenty-Six"), Security Equity Separate Account Twenty-Seven ("SE Separate Account Twenty-Seven"), Security Equity Separate Account No. 13S ("SE Separate Account 13S"), Security Equity Separate Account No. 485 ("SE Separate Account 485"), General American Life Insurance Company ("General American") (together with MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA and MetLife, the "Insurance Companies"), General American Separate Account Twenty-Eight ("GA Separate Account Twenty-Eight"), General American Separate Account Twenty-Nine ("GA Separate Account Twenty-Nine"), (together with Separate Account Eleven, Separate Account QPN, Fund UL, VA Account One, VA Account Five, VL Account One, VL Account Five, VL Account Eight, First VA Account One, Separate Account A, Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S, SE Separate Account 485 and GA Separate Account Twenty-Eight, the "Separate Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met Series Fund") hereby apply for an Order of the Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the substitution of shares of certain series of MIST and Met Series Fund (together, MIST and Met Series Fund are referred to as the "Investment Companies") for shares of comparable series of unaffiliated registered investment companies, in each case held by certain of the Separate Accounts to fund certain group and individual variable annuity contracts and variable life insurance policies (collectively, the "Contracts") issued by the Insurance Companies.

         The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies (the "Section 17 Applicants") also hereby apply for an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act to permit the Insurance Companies to carry out certain of the substitutions.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Insurance Companies

1.   MetLife of CT

         MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife of CT is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT's principal place of business is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002. MetLife, Inc., headquartered in New York City, is publicly owned and through its subsidiaries and affiliates is a leading provider of insurance and financial products and services to individual and group customers. MetLife of CT is the depositor and sponsor of Separate Account Eleven, Separate Account QPN and Fund UL.

2.   MetLife Investors

         MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. MetLife Investors' executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors is the depositor and sponsor of VA Account One, VA Account Five, VL Account One, VL Account Five and VL Account Eight.

3.   First MetLife Investors

         First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned subsidiary of MetLife, Inc. First MetLife Investors' home offices are at 200 Park Avenue, New York, New York 10166. First MetLife Investors is the depositor and sponsor of First VA Account One.

4.   MetLife Investors USA

         MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-owned subsidiary of MetLife, Inc. MetLife Investors USA's executive offices are at 5 Park Plaza, Suite 1900, Irvine, California 92614. MetLife Investors USA is the depositor and sponsor of Separate Account A.

5.   MetLife

         MetLife is a stock life insurance company organized in 1868 under the laws of New York. MetLife is a wholly-owned subsidiary of MetLife, Inc. MetLife's home offices are at 200 Park Avenue, New York, New York 10166. MetLife is the depositor and sponsor of Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S and SE Separate Account 485.

6.   General American

         General American is a stock life insurance company organized in 1933 under the laws of Missouri. General American is an indirect wholly-owned subsidiary of MetLife, Inc. General American's executive offices are at 13045 Tesson Ferry Road, St. Louis, Missouri 63128. General American is the depositor and sponsor of GA Separate Account Twenty-Eight and GA Separate Account Twenty-Nine.

B. The Accounts

1. Separate Account Eleven was established as a segregated asset account under Connecticut law in 2002. Separate Account Eleven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(1)

         Separate Account Eleven is currently divided into 146 sub-accounts, 65 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 81 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account Eleven (except, that, in some instances, Separate Account Eleven may own more than 5% of such investment company). Separate Account Eleven is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account Eleven are credited to or charged against the assets of Separate Account Eleven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

2. Separate Account QPN was established as a segregated asset account under Connecticut law in 1995. Separate Account QPN is a "separate account" as defined by Rule 0-1(e) under the Act and is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.(2)

         Separate Account QPN is currently divided into 76 sub-accounts, 48 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account QPN (except, that, in some instances, Separate Account QPN may own more than 5% of such investment company). Separate Account QPN is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Separate Account QPN are credited to or charged against the assets of Separate Account QPN in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

3. Fund UL was established as a segregated asset account under Connecticut law in 1983. Fund UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(3)

         Fund UL is currently divided into 69 sub-accounts, 40 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 29 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Fund UL (except, that, in some instances, Fund UL may own more than 5% of such investment company). Fund UL is administered and accounted for as part of the general business of MetLife of CT, and the income, gains or losses of Fund UL are credited to or charged against the assets of Fund UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife of CT.

4. VA Account One was established as a segregated asset account under Missouri law in 1987. VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(4)

         VA Account One is currently divided into 87 sub-accounts, 68 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 19 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account One (except, that, in some instances, VA Account One may own more than 5% of such investment company). VA Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account One are credited to or charged against the assets of VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

5. VA Account Five was established as a segregated asset account under California law in 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, VA Account Five became a separate account of MetLife Investors maintained under Missouri law. It is anticipated that on or about November 9, 2009, VA Account Five will merge into VA Account One. VA Account Five is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(5)

         VA Account Five is currently divided into 85 sub-accounts, 66 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 19 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VA Account Five (except, that, in some instances, VA Account Five may own more than 5% of such investment company). VA Account Five is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VA Account Five are credited to or charged against the assets of VA Account Five in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

6. VL Account One was established as a segregated asset account under Missouri law in 1996. VL Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(6)

         VL Account One is currently divided into 45 sub-accounts, 39 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 6 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account One (except, that, in some instances, VL Account One may own more than 5% of such investment company). VL Account One is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account One are credited to or charged against the assets of VL Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

7. VL Account Five was established as a segregated asset account under California law in 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, VL Account Five became a separate account of MetLife Investors maintained under Missouri law. It is anticipated that on or about November 9, 2009, VL Account Five will merge into VL Account One. VL Account Five is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(7)

         VL Account Five is currently divided into 44 sub-accounts, 39 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 5 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account Five (except, that, in some instances, VL Account Five may own more than 5% of such investment company). VL Account Five is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account Five are credited to or charged against the assets of VL Account Five in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

8. VL Account Eight was established as a segregated asset account under Missouri law in 1998. VL Account Eight serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

         VL Account Eight is currently divided into 18 sub-accounts, 8 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 10 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with VL Account Eight (except, that, in some instances, VL Account Eight may own more than 5% of such investment company). VL Account Eight is administered and accounted for as part of the general business of MetLife Investors, and the income, gains or losses of VL Account Eight are credited to or charged against the assets of VL Account Eight in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors.

9. First VA Account One was established as a segregated asset account under New York law in 1992. First VA Account One is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(8)

         First VA Account One is currently divided into 135 sub-accounts, 77 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 58 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with First VA Account One (except, that, in some instances, First VA Account One may own more than 5% of such investment company). First VA Account One is administered and accounted for as part of the general business of First MetLife Investors, and the income, gains or losses of First VA Account One are credited to or charged against the assets of First VA Account One in accordance with the terms of the Contracts, without regard to income, gains or losses of First MetLife Investors.

10. Separate Account A was established as a segregated asset account under Delaware law in 1980. Separate Account A is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(9)

         Separate Account A is currently divided into 150 sub-accounts, 76 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 74 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account A (except, that, in some instances, Separate Account A may own more that 5% of such investment company). Separate Account A is administered and accounted for as part of the general business of MetLife Investors USA, and the income, gains or losses of Separate Account A are credited to or charged against the assets of Separate Account A in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife Investors USA.

11. Separate Account DCVL was established as a segregated asset account under New York law in 2003. Separate Account DCVL serves as a separate funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

         Separate Account DCVL is currently divided into 121 sub-accounts, 50 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 71 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account DCVL (except, that, in some instances, Separate Account DCVL may own more than 5% of such investment company). Separate Account DCVL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account DCVL are credited to or charged against the assets of Separate Account DCVL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

12. Separate Account UL was established as a segregated asset account under New York law in 1990. Separate Account UL is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(10)

         Separate Account UL is currently divided into 116 sub-accounts, 63 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 53 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account UL (except, that, in some instances, Separate Account UL may own more than 5% of such investment company). Separate Account UL is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account UL are credited to or charged against the assets of Separate Account UL in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

13. SE Separate Account Twenty-Six was established as a segregated asset account under New York law in 1994. SE Separate Account Twenty-Six is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(11)

         SE Separate Account Twenty-Six is currently divided into 3 sub-accounts, 1 of which reflects the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with SE Separate Account Twenty-Six (except, that, in some instances, SE Separate Account Twenty-Six may own more than 5% of such investment company). SE Separate Account Twenty-Six is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account Twenty-Six are credited to or charged against the assets of SE Separate Account Twenty-Six in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

14. SE Separate Account Twenty-Seven was established as a segregated asset account under New York law in 1994. SE Separate Account Twenty-Seven is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(12)

         SE Separate Account Twenty-Seven is currently divided in 4 sub-accounts, 0 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 4 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with SE Separate Account Twenty-Seven (except, that, in some instances, SE Separate Account Twenty-Seven may own more than 5% of such investment company). SE Separate Account Twenty-Seven is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of SE Separate Account Twenty-Seven are credited to or charged against the assets of SE Separate Account Twenty-Seven in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

15. Separate Account 13S was established as a segregated asset account under New York law in 1994. Separate Account 13S is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933(13).

         Separate Account 13S is currently divided into 44 sub-accounts, 16 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund, and 28 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account 13S (except, that, in some instances, Separate Account 13S may own more than 5% of such investment company). Separate Account 13S is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account 13S are credited to or charged against the assets of Separate Account 13S in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

16. Separate Account 485 was established as a segregated asset account under New York law in 2008. Separate Account 485 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

         Separate Account 485 is currently divided into 28 sub-accounts, 9 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 19 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with Separate Account 485 (except, that, in some instances, Separate Account 485 may own more than 5% of such investment company). Separate Account 485 is administered and accounted for as part of the general business of MetLife, and the income, gains or losses of Separate Account 485 are credited to or charged against the assets of Separate Account 485 in accordance with the terms of the Contracts, without regard to income, gains or losses of MetLife.

17. GA Separate Account Twenty-Eight was established as a segregated asset account under Missouri law in 1992. GA Separate Account Twenty-Eight is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(14)

         GA Separate Account Twenty-Eight is currently divided into 3 sub-accounts, 1 of which reflects the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Twenty-Eight (except, that, in some instances, GA Separate Account Twenty-Eight may own more than 5% of such investment company). GA Separate Account Twenty-Eight is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Twenty-Eight are credited to or charged against the assets of GA Separate Account Twenty-Eight in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

18. GA Separate Account Twenty-Nine was established as a segregated asset account under Missouri law in 1992. GA Separate Account Twenty-Nine is a "separate account" as defined by Rule 0-1(e) under the Act and is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.(15)

         GA Separate Account Twenty-Nine is currently divided into 4 sub-accounts, 2 of which reflect the investment performance of a corresponding series of MIST or Met Series Fund and 2 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with GA Separate Account Twenty-Nine (except, that, in some instances, GA Separate Account Twenty-Nine may own more than 5% of such investment company). GA Separate Account Twenty-Nine is administered and accounted for as part of the general business of General American, and the income, gains or losses of GA Separate Account Twenty-Nine are credited to or charged against the assets of GA Separate Account Twenty-Nine in accordance with the terms of the Contracts, without regard to income, gains or losses of General American.

C.   The Investment Companies

         Shares of MIST and Met Series Fund are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies sponsored by the Insurance Companies or their affiliates. MIST is a Delaware statutory trust organized on July 27, 2000. Met Series Fund is a Maryland corporation organized on November 23, 1982. MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933.(16) MIST currently offers 48 series. The substitutions will involve 5 series of MIST. Met Series Fund currently offers 38 series. The substitutions will also involve 5 series of Met Series Fund.

         MetLife Advisers, LLC serves as investment adviser to MIST and Met Series Fund. The investment adviser is an affiliate of MetLife. MetLife Investors Distribution Company, an affiliate of MetLife, is the distributor of certain of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.

II.   STATEMENT OF ADDITIONAL FACTS

A.     The Proposed Substitutions

         Each Insurance Company, on its behalf and on behalf of the Separate Accounts set forth below, proposes to make certain substitutions of shares of 12 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund. The specific classes of shares involved in the substitutions are described in the fee tables below. The proposed substitutions are as follows:

1) Shares of Met Series Fund's BlackRock Money Market Portfolio for shares of:

         (a) AIM V.I. Money Market Fund - GA Separate Account Twenty-Eight, SE Separate Account Twenty-Six

         (b) Legg Mason Partners Variable Money Market Portfolio - Fund UL, Separate Account Eleven, Separate Account QPN, First VA Account One, Separate Account A

2) Shares of MIST's RCM Technology Portfolio for shares of:

         (a) AIM V.I. Technology Fund - SE Separate Account Twenty-Seven, GA Separate Account Twenty-Nine

         (b)  DWS Technology VIP - Separate Account Eleven

3) Shares of Met Series Fund's Oppenheimer Global Equity Portfolio for shares of DWS Global Opportunities VIP - Separate Account Eleven

4) Shares of Met Series Fund's Met/Artisan Mid Cap Value Portfolio for shares of Janus Aspen Perkins Mid Cap Value Portfolio - Separate Account Eleven, Separate Account UL, Separate Account DCVL, SE Separate Account 13S, SE Separate Account 485

5) Shares of MIST's Met/Templeton Growth Portfolio for shares of Legg Mason Partners Variable Global Equity Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

6) Shares of Met Series Fund's MetLife Stock Index Portfolio for shares of Legg Mason Partners S&P 500 Index Portfolio - Separate Account QPN

7) Shares of MIST's BlackRock High Yield Portfolio for shares of Pioneer High Yield VCT Portfolio - Separate Account Eleven, First VA Account One, Separate Account A

8) Shares of Met Series Fund's MFS Value Portfolio for shares of Putnam VT Equity Income Fund - VA Account One, VA Account Five, First VA Account One

9) Shares of MIST's Lord Abbett Growth and Income Portfolio for shares of Putnam VT Growth and Income Fund - VA Account One, VA Account Five, First VA Account One, VL Account One, VL Account Five, VL Account Eight

10) Shares of MIST's Met/AIM Small Cap Growth Portfolio for shares of UIF Small Company Growth Portfolio - Separate Account Eleven


B.       Description of the Funds

         Set forth below is a description of the investment objectives, the principal investment policies and principal risk factors of each Existing Fund and its corresponding Replacement Fund. A description of each risk factor is found in footnotes to each principal risk factor.



---------------------------------------------------------- -------------------------------------------------------------
                      EXISTING FUND                                              REPLACEMENT FUND
---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
AIM V.I. Money Market Fund(17) - seeks to provide as       BlackRock Money Market Portfolio - seeks a high level of
high a level of current income as is consistent with the   current income consistent with preservation of capital.
preservation of capital and liquidity.
                                                           The Portfolio invests in accordance with industry-standard
The Fund invests only in high-quality U.S.                 requirements for money market funds for the quality,
dollar-denominated short term debt obligations,            maturity and diversification of investments.
including:  (i) securities issued by the U.S. Government
or its agencies; (ii) bankers' acceptances, certificates   The Portfolio may invest in the highest quality, short-term
of deposit, and time deposits from U.S. or foreign         money market instruments or in U.S. Government securities.
banks; (iii) repurchase agreements; (iv) commercial        The Portfolio may invest in commercial paper and
paper; (v) taxable municipal securities; (vi) master       asset-backed securities, including those issued in Rule
notes; and (vii) cash equivalents.                         144A and other private placement transactions.

The Fund invests in accordance with industry-standard      The Portfolio may also invest in U.S. dollar denominated
requirements for money market funds for the quality,       securities issued by foreign companies or banks or their
maturity and diversification of investments.               U.S. affiliates.

The Fund may invest up to 50% of its assets in U.S.        Principal Risks:
dollar-denominated foreign securities.                        o  Market Risk
                                                              o  Credit Risk
The Fund may invest in securities issued or guaranteed        o  Interest Rate Risk
by companies in the financial services industry.              o  Foreign Investment Risk
                                                              o  Non-Mortgage Asset-Backed Securities Risk(25)
Principal Risks:
o  Market Risk(18)
o  Credit Risk(19)
o  Interest Rate Risk(20)
o  Foreign Investment Risk(21)
o  Municipal Securities Risk(22)
o  Repurchase Agreement Risk(23)
o  Financial Services Risk(24)

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
AIM V.I. Technology Fund(17) - seeks capital growth.         RCM Technology Portfolio - seeks capital appreciation; no
                                                           consideration is given to income.
The Fund normally invests at least 80% of its  assets in
equity securities (principally common stocks) of issuers   The Portfolio normally invests at least 80% of its assets
engaged primarily in technology-related industries.  The   in common stocks of companies which utilize new, creative
Fund considers a company to be doing business in           or different, or "innovative," technologies to gain a
technology-related industries if it meets at least one     strategic competitive advantage in their industry, as well
of the following tests:  (1) at least 50% of its gross     as companies that provide and service those technologies.
income or its net sales come from activities in            The Portfolio identifies its investment universe of
technology-related industries; (2) at least 50% of its     technology-related companies primarily by reference to
assets are devoted to producing revenues in                classifications made by independent firms, such as Standard
technology-related industries; or (3) based on other       & Poor's and by identifying companies that derive a
available information, the portfolio manager determines    substantial portion of their revenues from the manufacture,
that its primary business is within technology-related     sale, use and/or service of technological products or
industries.                                                services.

The Fund may invest up to 25% of its total assets in       Although the Portfolio emphasizes companies which utilize
securities of non-U.S. issuers doing business in           technologies, it is not required to invest exclusively in
technology-related industries. Securities of Canadian      companies in a particular business sector or industry.
issuers and American Depositary Receipts are not subject
to this 25% limitation.                                    The Adviser selects stocks for the Portfolio using a
                                                           "growth" style.
The portfolio manager focuses on attractively valued
well-managed companies with the potential to deliver       The Portfolio may invest a portion of its assets in the
attractive returns.                                        securities of smaller capitalization companies and may
                                                           invest in initial public offerings ("IPOs").
The portfolio manager constructs the Fund's portfolio
with the goal of holding 40-60 individual stocks.          The Portfolio may invest up to 50% of its assets in foreign equity securities, including American Depositary Receipts,
While the portfolio manager may invest in stocks of any    and may invest in securities of emerging market countries.
market capitalization, the portfolio manager tends to
favor mid- and large-cap stocks.                           The Portfolio may utilize, primarily for risk management
                                                           and hedging purposes, short sales (collateralized or
The portfolio manager may invest in derivatives.           uncollateralized), or other derivative instruments such as stock index futures contracts, purchase and sale of put and call options and other option strategies such as spreads
Principal Risks:                                           and straddles.
o  Market Risk
o  Sector Risk(26)                                         Principal Risks:
o  Technology Industry Risk(27)                            o  Market Risk
o  Foreign Investment Risk                                 o  Foreign Investment Risk
o  Market Capitalization Risk(28)                          o  Market Capitalization Risk
o  Investment Style Risk(29)                               o  Investment Style Risk
o  Limited Number of Holdings Risk(30)                     o  Technology Industry Risk
o  Derivatives Risk(31)                                    o  Sector Risk
                                                           o  Derivatives Risk
                                                           o  IPO Risk(32)

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
DWS Technology VIP(17) - seeks capital growth.             RCM Technology Portfolio - seeks capital appreciation; no
                                                           consideration is given to income.
Under normal circumstances, the Portfolio invests at
least 80% of net assets in common stocks of companies      The Portfolio normally invests at least 80% of its assets
in the technology sector. For purposes of the              in common stocks of companies which utilize new, creative
Portfolio's 80% investment policy, companies in the        or different, or "innovative," technologies to gain a
technology sector must commit at least half of their       strategic competitive advantage in their industry, as well
assets to the technology sector or derive at least half    as companies that provide and service those technologies.
of their revenues or net income from that sector.          The Portfolio identifies its investment universe of
                                                           technology-related companies primarily by reference to
The Portfolio may invest in companies of any size.  In     classifications made by independent firms, such as Standard
addition, the Portfolio may invest in initial public       & Poor's and by identifying companies that derive a
offerings ("IPOs").                                        substantial portion of their revenues from the manufacture, sale, use and/or service of technological products or
While the Portfolio invests mainly in U.S. stocks, it      services.
may invest up to 35% of net assets in foreign securities.
                                                           Although the Portfolio emphasizes companies which utilize
The portfolio manager looks for growth companies and       technologies, it is not required to invest exclusively in
reasonable market value.                                   companies in a particular business sector or industry.

The Portfolio may use derivatives for hedging and risk     The Adviser selects stocks for the Portfolio using a
management or for non-hedging purposes to seek to          "growth" style.
enhance potential gains.
                                                           The Portfolio may invest a portion of its assets in the
The Portfolio is non-diversified.                          securities of smaller capitalization companies and may
                                                           invest in initial public offerings ("IPOs).
Principal Risks:
o Market Risk                                              The Portfolio may invest up to 50% of its assets in foreign
o Sector Risk                                              equity securities, including American Depositary Receipts,
o Technology Industry Risk                                 and may invest in securities of emerging market countries.
o Non-diversification Risk(33)
o Market Capitalization Risk                               The Portfolio may utilize, primarily for risk management
o Investment Style Risk                                    and hedging purposes, short sales (collateralized or
o Derivatives Risk                                         uncollateralized), or other derivative instruments such as
o IPO Risk                                                 stock index futures contracts, purchase and sale of put and call options and other option strategies such as spreads and straddles.

                                                            Principal Risks:
                                                           o  Market Risk
                                                           o  Foreign Investment Risk
                                                           o  Market Capitalization Risk
                                                           o  Investment Style Risk
                                                           o  Technology Industry Risk
                                                           o  Sector Risk
                                                           o  Derivatives Risk
                                                           o  IPO Risk

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------

DWS Global Opportunities VIP(17) - seeks above-average     Oppenheimer Global Equity Portfolio - seeks capital capital
appreciation over the long term.                           appreciation.

The Portfolio invests at least 65% of total assets in      The Portfolio invests under normal circumstances at least
common stocks and other equities of small companies        80% of its assets in equity securities (primarily common
throughout the world (companies with market values         stock) of U.S. and foreign-based companies.  The Portfolio
similar to the smallest 20% of the S&P Developed Small     can invest without limit in foreign securities and can
Cap Index).  While the Portfolio may invest in             invest in any country, including countries with developed
securities in any country, it generally focuses on         or emerging markets.  However, the Portfolio currently
countries with developed economies (including the          emphasizes its investment in developed markets such as the
U.S.).  As of June 30, 2009, companies in which the        United States, Western European countries and Japan.
Portfolio invests typically have a market capitalization
of between $5.36 million and  $53.8 billion.  As part of   The portfolio manager looks primarily for foreign and U.S.
the investment process (and low turnover strategy) the     companies with high growth potential.
Portfolio may own stocks even though they exceed the
market capitalization upper range.                         The Portfolio does not limit its investments to companies
                                                           in a particular capitalization range, but currently focuses
The Portfolio looks for growth companies and reasonable    its investments in mid- and large-cap companies.
market value.
                                                           The Portfolio is not required to allocate its investment in
The Portfolio may invest up to 35% of total assets in      any set percentages in any particular country. The
common stocks and other equities of large companies or     Portfolio normally will invest in at least three countries
in debt securities (of which 5% of net assets may be       (one of which may be the United States). Typically, the
junk bonds).                                               Portfolio invests in a number of different countries.

The Portfolio may use derivatives for hedging and for      Principal Risks
risk management or for non-hedging purposes to seek to     o  Market Risk
enhance potential gains.                                   o  Foreign Investment Risk
                                                           o  Market Capitalization Risk
                                                           o  Investment Style Risk
Principal Risks
o  Market Risk
o  Investment Style Risk
o  Market Capitalization Risk
o  Foreign Investment Risk
o  Interest Rate Risk
o  Credit Risk
o  Derivatives Risk

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
Janus Aspen Perkins Mid Cap Value Portfolio(17) - seeks    Met/Artisan Mid Cap Value Fund- seeks long term capital
capital appreciation.                                      growth.

The Portfolio pursues its investment objective by          The Portfolio invests at least 80% of its net assets in the
investing primarily in common stocks selected for their    common stocks of medium-sized companies.  A medium-sized
capital appreciation potential.  The Portfolio primarily   company is defined as one with a market capitalization
invests in the common stocks of mid-sized companies        greater than the market capitalization of the smallest
whose stock prices the portfolio managers believe to be    company in the Russell Midcap Index and less than three
undervalued.  The Portfolio invests, under normal          times the weighted average market capitalization of
circumstances, at least 80% of its assets in equity        companies in that index.  As of June 30, 2009, the market
securities of companies whose market capitalization        capitalization of the smallest company in the Russell
falls, at the time of purchase, within the 12-month        Midcap Index was $40 million and the market capitalization
average of the capitalization range of the Russell         of the largest company was $12.1 billion.  As long as an
Midcap(R) Value Index.  This average is updated monthly.   investment continues to meet the Portfolio's other
The market capitalizations within the index will vary,     investment criteria, the portfolio manager may choose to
but as of June 30, 2009, they ranged from $40 million to   hold a stock even if the company's market capitalization
approximately $12.1 billion.                               grows or falls outside the range given above.  The
                                                           portfolio manager will generally not initiate a position in
Within the parameters of its specific investment           a company unless it has a market capitalization between $2
policies, the Portfolio may invest in foreign equity and   billion and $15 billion.  The Portfolio invests primarily
debt securities, which may include investments in          in U.S. companies.
emerging markets.
                                                           The portfolio manager uses a value approach in selecting
Within the parameters of its specific investment           investments for the Portfolio.
policies, the Portfolio may invest its assets in
derivatives (by taking long and/or short positions).       Principal Risks
The Portfolio may use derivatives for different              o Market Risk
purposes, including hedging (to offset risks associated      o Market Capitalization Risk
with an investment, currency exposure, or market             o Investment Style Risk
conditions) and to earn income and enhance returns.

Principal Risks
o  Market Risk
o  Market Capitalization Risk
o  Investment Style Risk
o  Foreign Investment Risk
o  Derivatives Risk




Legg Mason Partners Variable Global Equity Portfolio(17)   Met/Templeton Growth Portfolio - seeks long-term capital
- seeks long-term capital growth. Dividend income, if      growth.
any, is a secondary consideration.
                                                           Under normal market conditions, the Portfolio invests
The Portfolio invests primarily in the common stock of     primarily in the equity securities of companies with
U.S. and non-U.S. issuers, particularly issuers located    various market capitalizations located anywhere in the
in countries included in the Morgan Stanley Capital        world, including emerging markets.  Up to 100% of the
International World Index.  Under normal circumstances,    Portfolio's assets may be invested in foreign countries
the Portfolio invests at least 80% of its assets in        including, without limit, in emerging markets.  However,
equity and equity-related securities, and under current    the Portfolio, under current market conditions, does not
market conditions, invests at least 40% of its assets in   intend to invest more than 50% of its assets in emerging
non-U.S. issuers.  Although the Portfolio invests          markets.  The Portfolio also invests in depositary receipts.
primarily in securities with a market capitalization of
greater than $15 billion, the Portfolio may invest in      In addition to the Portfolio's main investments, depending
securities of any market capitalization, including         upon current market conditions, the Portfolio may invest up
mid-cap and small-cap securities.                          to 25% of its total assets in debt securities of companies and governments located anywhere in the world.
The Portfolio may invest up to 10% of its net assets in
emerging market issuers.                                   When choosing equity investments for the Portfolio, the
                                                           subadviser applies a "bottom up", value-oriented, long-term
The Portfolio usually invests in securities listed on      approach.
securities exchanges, although it may also purchase
securities which are not registered for sale to the        Principal Risks:
general public, or, to a limited extent, securities that   o  Market Risk
are not readily marketable.  The Portfolio may invest      o  Investment Style Risk
directly in foreign securities or may invest in            o  Market Capitalization Risk
depositary receipts for securities of foreign issuers.     o  Foreign Investment Risk
                                                           o Credit Risk
The Portfolio may, but is not required to, enter into      o Interest Rate Risk
forward currency transactions to buy or sell currencies
at a future date.

The portfolio manager uses a "bottom up" stock selection process utilizing both growth and value characteristics.

Principal Risks:
o  Market Risk
o  Foreign Investment Risk
o  Market Capitalization Risk
o  Investment Style Risk
o  Derivatives Risk
o  Illiquid Securities Risk(34)

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------

Legg Mason Partners S&P 500 Index Fund(17) - seeks          MetLife Stock Index Portfolio - seeks to equal the
investment results that, before expenses, correspond to     performance of the S&P 500 Index (before expenses).
the price and yield performance of the S&P 500 Index.
                                                           The Portfolio purchases the common stocks of all the
Under normal market circumstances, the Fund invests at     companies in the S&P 500 Index.
least 80% of the value of its net assets in equity
securities, or other investments with similar economic     The Portfolio also invests in exchange-traded funds (ETFs)
characteristics, included in the Index.  The Fund          and futures contracts based on the S&P 500 Index and/or
generally is fully invested in stocks included in the      related options to simulate full investment in the Index
Index.  The Fund will hold a broadly diversified           while retaining liquidity, to facilitate trading and for
portfolio of common stocks that is comparable to the       other investment reasons.
Index in terms of economic sector weightings, market
capitalization and liquidity.                              Principal Risks:
                                                            o Market Risk
The Fund also may enter into repurchase agreements, lend    o Market Capitalization Risk
portfolio securities and use certain types of derivative    o Index Risk
instruments to help implement its investment objective.     o Derivatives Risk

Principal Risks:
o  Market Risk
o  Market Capitalization Risk
o  Index Risk(35)
o  Derivatives Risk
o  Repurchase Agreements Risk

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
Legg Mason Partners Variable Money Market Portfolio(17)     BlackRock Money Market Portfolio - seeks a high level of
- seeks to maximize current income consistent with          current income consistent with preservation of capital.
preservation of capital.
                                                           The Portfolio invests in accordance with industry-standard
The Portfolio invests exclusively in high quality U.S.     requirements for money market funds for the quality,
dollar denominated short-term debt securities.  These      maturity and diversification of investments.
include commercial paper and asset-backed securities,
corporate and municipal obligations, obligations of U.S.   The Portfolio may invest in the highest quality, short-term
and foreign banks, securities of the U.S. government,      money market instruments or in U.S. Government securities.
its agencies or instrumentalities and related repurchase   The Portfolio may invest in commercial paper and
obligations and obligations issued or guaranteed by the    asset-backed securities, including those issued in Rule
governments of Western Europe, Australia, Japan and        144A and other private placement transactions.
Canada.
                                                           The Portfolio may also invest in U.S. dollar denominated
The Portfolio may invest more than 25% of its assets in    securities issued by foreign companies or banks or their
bank obligations, such as certificates of deposit, fixed   U.S. affiliates.
time deposits and bankers' acceptances.


Principal Risks:                                           Principal Risks:
o  Market Risk                                             o  Market Risk
o  Interest Rate Risk                                      o  Interest Rate Risk
o  Credit Risk                                             o  Credit Risk
o  Foreign Investment Risk                                 o  Foreign Investment Risk
o  Banking Industry Risk(36)                               o  Non-Mortgage Asset-Backed Securities Risk
o  Non-Mortgage Asset Backed Securities Risk
o  Mortgage Related Securities Risk(37)

---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
Pioneer High Yield VCT Portfolio(17) - seeks to maximize   BlackRock High Yield Portfolio - seeks to maximize total
total return through a combination of income and capital   return consistent with income generation and prudent
appreciation.                                              investment.

Normally, the Portfolio invests at least 80% of its        The Portfolio will invest primarily in non-investment grade
total assets in below investment grade high yield debt     bonds with maturities of ten years or less.  The Portfolio
securities (junk bonds) and preferred stocks.              will normally invest at least 80% of its assets in high
The Portfolio's investments may have fixed or variable     yield ("junk") bonds, including convertible and preferred
principal payments and all types of interest rate and      securities.  The Portfolio may invest up to 10% of its
dividend payment and reset terms, including fixed rate,    assets in non-dollar denominated bonds of issuers located
adjustable rate, floating rate, zero coupon, contingent,   outside of the United States.  The Portfolio's investment
deferred, payment in kind and auction rate features.       in non-dollar denominated bonds may be on a currency hedged
The Portfolio invests in securities with a broad range     or unhedged basis.
of maturities.  The Portfolio may invest up to 20% of
its net assets in inverse floating rate obligations.       To add additional diversification, the portfolio manager
                                                           team can invest in a wide range of securities, including
The Portfolio may invest in investment grade and below     corporate bonds, mezzanine investments, collateralized bond
investment grade convertible bonds and preferred stocks    obligations, bank loans and mortgage-backed and
that are convertible into the equity securities of the     asset-backed securities.
issuer.
                                                           The Portfolio can also invest, to the extent consistent
The Portfolio may invest up to 20% of its net assets in    with its investment goal, in non-U.S. and emerging market
common stocks issued by both U.S. and non-U.S. issuers     securities and currencies.  The Portfolio may invest in
and other equity investments, such as exchange-traded      securities of any rating, and may invest up to 10% of its
funds (ETFs) that invest primarily in equity securities,   assets in distressed securities that are in default or the
depositary receipts, warrants, rights and equity           issuers of which are in bankruptcy.
interests in real estate investment trusts (REITS).  The
Portfolio invests in equity securities, which may or may   The portfolio management team may, when consistent with the
not pay dividends, when the portfolio manager believes     Portfolio's investment goal, buy or sell options or futures
they are consistent with the Portfolio's investment        on a security or an index of securities, or enter into
objective of capital appreciation or to diversify the      credit default swaps (up to 15% of its assets) and interest
Portfolio.                                                 rate or foreign currency transactions, including swaps
                                                           (collectively, commonly known as derivatives).  The
The Portfolio's portfolio manager uses a value approach    Portfolio typically uses derivatives as a substitute for
to select the Portfolio's investments.                     taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such
Principal Risks:                                           as interest rate or currency risk.
o  Market Risk
o  Interest Rate Risk                                      Principal Risks:
o  Credit Risk                                             o  Market Risk
o  High Yield Debt Security Risk(38)                       o   Interest Rate Risk
o  Liquidity Risk                                          o  Credit Risk
o  Investment Style Risk                                   o  High Yield Debt Security Risk
o  Mortgage-Related Securities Risk                        o  Foreign Investment Risk
o  Non-Mortgage Asset-Backed Security Risk                 o  Mortgage-Related Securities Risk
o  Foreign Investment Risk                                 o  Non-Mortgage Asset-Backed Security Risk
o  Derivatives Risk                                        o  Derivatives Risk
o  Inverse Floating Rate Obligations Risk(39)              o  Credit Default Transactions Risk(40)


---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
Putnam VT Equity Income Fund(17) - seeks capital growth      MFS Value Portfolio - seeks capital appreciation.
and current income.
                                                           The portfolio manager invests under normal market
The Fund invests mainly in common stocks of U.S.           conditions at least 80% of the Portfolio's assets in equity
companies, with a focus on value stocks that offer the     securities of large capitalization U.S. companies.  The
potential for current income and may also offer the        portfolio manager focuses on investing the Portfolio's
potential for capital growth.  Under normal                assets in the stock of companies believed to be undervalued
circumstances, the portfolio manager invests at least      compared to their perceived worth ("value" companies).
80% of the Fund's net assets in common stocks and other
equity investments that offer potential for current        The Portfolio may invest up to 20% of its assets in foreign
income.  The Fund invests mainly in large companies.       securities.
The Fund may also invest in foreign securities.
                                                           The portfolio manager may use derivatives for different
The Fund may use derivatives both for hedging and          purposes, including to earn income and enhance returns, to
non-hedging purposes such as a substitute for a direct     increase or decrease exposure to a particular market, to
investment in one or more issuers.                         manage or adjust the risk profile of the Portfolio, or as
                                                           alternatives to direct investments.
The yield for the Fund for the years ended December 31,
2007 and December 31, 2008, and for the six-month period   The yield for the Portfolio for the years ended December
 ended June 30, 2009 were 1.45% , 2.56% and 1.12%,         31, 2007 and December 31, 2008, and for the six-month
respectively.                                              period ended June 30, 2009 were 2.29%, 3.30% and 2.85%,
                                                           respectively.


Principal Risks:                                           Principal Risks:
o  Market Risk                                             o  Market Risk
o  Investment Style Risk                                   o  Market Capitalization Risk
o  Market Capitalization Risk                              o  Investment Style Risk
o  Derivatives Risk                                        o  Foreign Investment Risk
o  Foreign Investment Risk                                 o  Derivatives Risk


---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------

Putnam VT Growth and Income Fund(17) - seeks capital       Lord Abbett Growth and Income Fund - seeks long-term growth
growth and current income.                                 of capital and income without excessive fluctuation in
                                                           market value.
The Fund invests mainly in common stocks of U.S.
companies, with a focus on value stocks that offer the     The Portfolio primarily purchases equity securities of
potential for capital growth, current income, or both.     large, seasoned, U.S. and multinational companies that the
Value stocks are those that the portfolio manager          portfolio manager believes are undervalued.  Under normal
believes are currently undervalued by the market.          circumstances, the Portfolio will invest at least 80% of
The Fund invests mainly in large companies.                its net assets in equity securities of large companies.  A large company is defined as a company having a market
From time to time, the Fund may invest a significant       capitalization at the time of purchase that falls within
portion of its assets in companies in one or more          the market capitalization range of companies in the Russell
related industries or sectors such as the financial        1000 Index. As of May 31, 2009, the market capitalization
sector.                                                    range of the Russell 1000 Index was $829 million to $338
                                                           billion.
The Fund may also invest in foreign companies.
                                                           Equity securities in which the Portfolio may invest may
The Fund may engage in a variety of transactions           include common stocks, preferred stocks, convertible
involving derivatives, such as futures, options,           securities, warrants, and similar instruments.
warrants and swap contracts.
                                                           Principal Risks:
Principal Risks:                                           o  Market Risk
o  Market Risk                                             o  Market Capitalization Risk
o  Market Capitalization Risk                              o  Investment Style Risk
o  Investment Style Risk
o  Foreign Investment Risk
o  Sector Risk
o  Derivatives Risk




---------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------- -------------------------------------------------------------
UIF Small Company Growth Portfolio(17) - seeks long-term   Met/AIM Small Cap Growth Portfolio - seeks long-term growth
capital appreciation.                                      of capital.

The portfolio manager seeks long-term capital              The Portfolio invests normally at least 80% of its assets
appreciation by investing at least 80% of the Portfolio's  in securities of small-cap companies.  In complying with assets in growth-oriented equity securities of small U.S.  this 80% investment requirement, the Portfolio will invest
and foreign companies, including emerging market           primarily in marketable equity securities, including
securities.  The portfolio manager may invest up to 25%    convertible instruments and synthetic and derivative
of the Portfolio's net assets in foreign securities,       instruments.  Synthetic and derivative instruments include
including emerging market securities.  The portfolio       warrants, futures, options, exchange-traded funds and
manager selects issues from a universe comprised of        American Depositary Receipts.
small cap companies, most with market capitalizations of
generally less than $4 billion.                            The Portfolio considers a company to be a small-cap company if it has a market capitalization, at the time of purchase,
The portfolio manager typically favors companies with      no larger than the largest capitalized company included in
rising returns on invested capital, above average          the Russell 2000 Growth Index during the most recent
business visibility, strong free cash flow generation      11-month period (based on month-end data) plus the most
and an attractive risk/reward profile.                     recent data during the current month, within the range of
                                                           market capitalizations of companies included in the Russell
The portfolio manager may also invest in derivative        2000 Growth Index.
instruments in connection with its policy to invest at
least 80% of its assets in the equity securities of        The Portfolio may invest up to 20% of its assets in equity
small cap issuers.                                         securities of issuers that have market capitalizations, at the time of purchase, in other market capitalization ranges.
The Portfolio may invest up to 10% of its net assets in
real estate investment trusts ("REITS").                   The Portfolio may invest in investment-grade
                                                           non-convertible debt securities, U.S. government securities
Principal Risks:                                           and high-quality money market instruments.
o  Market Risk
o  Market Capitalization Risk                              The Portfolio may also invest up to 25% of its total assets
o  Investment Style Risk                                   in foreign securities.
o  Foreign Investment Risk
o  Real Estate Securities Risk(41)                         The subadviser utilizes a growth investment strategy.
o  Derivatives Risk
                                                            Principal Risks:
                                                           o  Market Risk
                                                           o  Market Capitalization Risk
                                                           o  Investment Style Risk
                                                           o  Foreign Securities Risk
                                                           o  Credit Risk
                                                           o  Interest Rate Risk
                                                           o  Derivatives Risk
                                                           o  Convertible Securities Risk(42)

---------------------------------------------------------- -------------------------------------------------------------



         MetLife Advisers, LLC is the adviser of each of the Replacement Funds. A chart comparing the adviser and sub-adviser of each Existing Fund with its corresponding Replacement Fund is attached as Appendix 1. Each Replacement Fund currently offers up to four classes of shares, three of which, Class A, Class B and Class E (Met Series Fund only) are involved in the substitutions. No Rule 12b-1 Plan has been adopted for any Replacement Fund's Class A shares. Each Replacement Fund's Class B and Class E shares have adopted a Rule 12b-1 distribution plan. Under the Met Series Fund's distribution plan, up to 0.50% of a Fund's assets attributable to its Class B and Class E shares may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares and 0.15% for Class E shares, respectively. Under the MIST distribution plan, up to 0.50% for Class B shares may be used to finance the distribution of the Fund's shares. Currently, payments under the plan are limited to 0.25% for Class B shares. The Boards of Trustees/Directors of each MIST and Met Series Fund may increase payments under its plans to the full amount without shareholder approval.

         MetLife Advisers, LLC has contractually agreed, for the period ending April 30, 2011 and any subsequent year in which the agreement is in effect, to reduce the management fee for the (i) MetLife Stock Index Portfolio to 0.243%;
(ii) BlackRock Money Market Portfolio to 0.345% for the first $500 million of assets and 0.335% for the next $500 million of assets and (iii) MFS Value Portfolio to 0.65% for the first $1.25 billion, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion. In addition, MetLife Advisers, LLC has contractually agreed to limit, for the period ending April 30, 2011 and any subsequent year in which the agreement is in effect, the total expenses of the following Fund as a percent of daily net assets: Met/Templeton Growth Portfolio
- 0.80%.

         There is no expense limitation agreement or contractual waiver agreement with respect to MIST's BlackRock High Yield Portfolio, Lord Abbett Growth and Income Portfolio, Met/AIM Small Cap Growth Portfolio, Met Series Fund's Met/Artisan Mid Cap Value Portfolio, Oppenheimer Global Equity Portfolio or RCM Technology Portfolio (current expense limitation agreement will expire on April 30, 2010).



C. Description of the Contracts

         Annuity Contracts

         The annuity contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The annuity contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The immediate annuity contracts provide for a series of payments under various pay-out types on a variable basis, fixed basis or both. The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company.

         Under the annuity contracts, the Contract owners may currently select among a number of variable account investment options and, under some Contracts, one fixed account investment option. Many of the Contracts provide that a maximum of 12 transfers can be made every year without charge or that a $10 contractual limit charge will apply or that no transfer charge will apply. Currently, during the accumulation period, Contract owners may transfer between the variable account options or from variable account options to fixed account options without limitation. Some of the Contracts have no contractual limit on transfers during the accumulation period. Some Contract owners may make transfers from the fixed account option subject to certain minimum transfer amounts ($500 or the total interest in the account) and maximum limitations. Some of the Contracts have additional restrictions on transfers from the fixed account to the variable account. During the income period or under the immediate annuity, Contract owners may currently make unlimited transfers among investment options and from investment portfolios to the fixed account option. Generally, transfers to/from the fixed account option are not permitted during the payout period. No fees or other charges are currently imposed on transfers for most of the Contracts. Under certain annuity contracts, the Insurance Companies reserve the right to impose additional restrictions on transfers. Any transfer limits will be suspended in connection with the substitutions as described in more detail below.

         Life Policies

         The Insurance Companies issue a flexible premium single-life variable life insurance policy that is involved in this application. Policy owners may allocate account value among the General Account and the available investment portfolios. The minimum face amount of the insurance ranges from $50,000 to $100,000 (except that Contracts that are exempt from registration have a minimum face amount of $1,000,000). The policies permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different investment company.

         All or part of the account value may be transferred from any investment portfolio to another investment portfolio, or to the fixed account. The minimum amount that can be transferred is the lesser of the minimum transfer amount (which ranges from $1 to $500), or the total value in an investment portfolio or the fixed account. Certain policies provide that six transfers in a policy year can be made without charge. A transfer fee of $10 is payable for additional transfers in a policy year, but these fees are not currently charged. Other policies do not currently limit the number of transfers.

         Certain policies provide that the maximum amount that can be transferred from the fixed account in any policy year is the greater of $500 or 12.5% of the policy's cash surrender value in the Fixed Account as of the date of the transfer request. Transfers from the fixed account of other policies are subject to similar limitations.

         Transfers resulting from policy loans are not counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy year.

         Under the policies, the Insurance Companies reserve the right to impose additional restrictions on transfers. All transfer limits will be suspended in connection with the substitutions as described in more detail below.

D. Reasons for the Substitutions

         The substitutions are expected to provide significant benefits to Contract owners, including improved selection of sub-advisers and simplification of fund offerings through the elimination of overlapping offerings. Based on generally better performance records and lower total expenses of the Replacement Funds, the Substitution Applicants believe that the sub-advisers to the Replacement Funds overall are better positioned to provide consistent above-average performance for their Funds than are the advisers or sub-advisers of the Existing Funds. At the same time, Contract owners will continue to be able to select among a large number of investment options, with a full range of investment objectives, investment strategies, and managers. See Section I B of this Application, which describes by separate account the number of investment options. As a result of the substitutions, the number of investment options under each Contract will continue to offer the same number of alternative investment options (currently expected to range in number from 3 to 132 after the substitutions versus 3 to 132 before the substitutions.)

         Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order,(43) to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

         In addition, Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds will have lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any) and current fee waivers.

         In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund:


     o Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio - management fee and Rule 12b-1 fee for Class E shares of BlackRock Money Market Portfolio are currently 0.03% higher

     o AIM V. I. Technology Fund/RCM Technology Portfolio - management fee for Class A shares of RCM Technology Portfolio is currently 0.13% higher

     o DWS Technology VIP/RCM Technology Portfolio - management fee and Rule 12b-1 fee for Class B shares of RCM Technology Portfolio are currently 0.22% higher

     o DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio - management fee and Rule 12b-1 fee for Class B shares of Oppenheimer Global Equity Portfolio may be higher at certain management fee breakpoints

     o Putnam VT Equity Income Fund/MFS Value Portfolio - management fee and Rule 12b-1 fee for Class B shares of MFS Value Portfolio may be higher at certain management fee breakpoints

     o Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio - management fee and Rule 12b-1 fee, if any, for Class A and Class B shares of Lord Abbett Growth and Income Portfolio may be higher at certain management fee breakpoints

     o    UIF Small Company Growth  Portfolio/Met/AIM Small Cap Growth Portfolio
          - management fee and Rule 12b-1 fee for Class B shares of Met/AIM Small Cap Growth Portfolio may be higher at certain management fee breakpoints

     o Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio - management fee and Rule 12b-1 fee for Class B shares of Met/Artisan Mid Cap Value Portfolio are currently 0.01% higher


     A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix II.

     As described in Section III, the Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.

     The substitutions will result in decreased net expense ratios, after waivers, ranging from 3 basis points to 56 basis points. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in Section II. A, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the substitutions.

     In addition, after the substitutions, neither MetLife Advisers, LLC nor any of its affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.

     The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of BlackRock Money Market Portfolio (Class E shares - 0.15%) for Legg Mason Partners Variable Money Market Portfolio (single share class - 0%). As set forth in Section I.D., total expenses for BlackRock Money Market Portfolio will be 5 basis points less (6 with waiver) than the total expenses of the applicable Existing Fund after the substitution.

     Each Met Series Fund Replacement Fund's Class B and Class E Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors without shareholder approval. MIST Replacement Fund's Class B Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Trustees without shareholder approval, However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.

     The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

     Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 43 basis points for the Existing Funds' classes of shares involved in the substitutions. Following the substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, 25 and 15 basis points in Rule 12b-1 fees from the Replacement Funds (with respect to Class B and Class E shares, respectively) and profit distributions to members from the Replacement Funds' advisers, will be available to the Insurance Companies. These profits from investment advisory fees may be more or less than the fees being paid by the Existing Funds.

     The following describes each proposed substitution with respect to the amount of each Fund's assets, comparative performance history and comparative fund expenses. Performance history generally takes into account the one-, three-, five- and ten-year periods ended December 31, 2008. If the Replacement Fund has not been in existence for a significant period of time, the performance of a comparable fund managed by the same sub-adviser with substantially similar investment objectives and policies as the Replacement Fund may be used. The Substitution Applicants represent that this use of comparable fund performance rather than a sub-adviser's applicable composite performance is not materially misleading. Comparative fund expenses are based on actual expenses including waivers for the year ended December 31, 2008.

     Expenses for 2008 have been adjusted, as necessary, to reflect current expense arrangements. Where a Fund has multiple classes of shares involved in the proposed substitution, the expenses of each class are presented. Current Rule 12b-1 fees are also the maximum 12b-1 fees unless otherwise noted in the fee tables.

1.   AIM V.I. Money Market Fund - BlackRock Money Market Portfolio

         The aggregate amount of assets in the AIM V.I. Money Market Fund as of December 31, 2008 was approximately $51.3 million, of which approximately 3.63% will be transferred to BlackRock Money Market Portfolio. As of December 31, 2008, BlackRock Money Market Portfolio's assets were approximately $2.339 billion. As set forth below, the historical performance of BlackRock Money Market Portfolio for the one-, three-, five- and ten-year periods ended December 31, 2008 exceeds that of AIM V.I. Money Market Fund.

      ------------------- --------------------------- -------------------------
                       AIM V.I. Money Market Fund    BlackRock Money Market
                               (Series I)                  Portfolio
                                                           (Class A)
       ---------------------------------------- ---------------------------
       ---------------------------------------- ---------------------------
       One Year               2.04%                       2.85%
       ---------------------------------------- ---------------------------
       ---------------------------------------- ---------------------------
       Three Years            3.61%                       4.24%
       ---------------------------------------- ---------------------------
       ---------------------------------------- ---------------------------
       Five Years             2.80%                       3.31%
       ---------------------------------------- ---------------------------
       ---------------------------------------- ---------------------------
       Ten Years              2.98%                       3.38%
       ---------------------------------------- ---------------------------


         In addition, as set forth below, the management fee and total operating expenses of BlackRock Money Market Portfolio, with and without waivers, are lower than those of AIM V.I. Money Market Fund.

--------------------- -------------------------------------------------------
                       AIM V.I. Money Market Fund  BlackRock Money Market
                              (Series I )                 Portfolio
                                                          (Class A)
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
Management Fee                   0.40%                      0.32%
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
12b-1 Fee                         ---                        ---
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
Other Expenses                   0.46%                      0.02%
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
Total Expenses                   0.86%                      0.34%
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
Waivers*                          ---                       0.01%
--------------------- -------------------------------------------------------
--------------------- -------------------------------------------------------
Net Expenses                     0.86%                      0.33%
--------------------- -------------------------------------------------------
     * Contractual fee waiver expiring on April 30, 2011, unless extended.


2.   AIM V.I. Technology Fund - RCM Technology Portfolio

         The aggregate amount of assets in the AIM V.I. Technology Fund as of December 31, 2008 was approximately $71.6 million, of which approximately 2.94% will be transferred to RCM Technology Portfolio. As of December 31, 2008, RCM Technology Portfolio's assets were approximately $126.1 million. As set forth below, the historical performance of RCM Technology Portfolio for the one-, three- and five-year periods ended December 31, 2008 exceeds that of AIM V.I. Technology Fund.

      ----------------- ------------------------ ------------------------
                          AIM V.I. Technology        RCM Technology
                            Fund                       Portfolio
                             (Class 1)                (Class A)
      ----------------- ------------------------ ------------------------
      ----------------- ------------------------ ------------------------
      One Year                  -44.50%                  -44.25%
      ----------------- ------------------------ ------------------------
      ----------------- ------------------------ ------------------------
      Three Years               -12.92%                  -8.18%
      ----------------- ------------------------ ------------------------
      ----------------- ------------------------ ------------------------
      Five Years                -6.73%                   -3.77%
      ----------------- ------------------------ ------------------------


         In addition, as set forth below, the management fee of RCM Technology Portfolio is higher and total operating expenses of RCM Technology Portfolio are lower than those of AIM V.I. Technology Fund.

--------------------------------------------------- -------------------------
                       AIM V.I. Technology Fund     RCM Technology Portfolio
                              (Class 1)                    (Class A)
--------------------------------------------------- -------------------------
--------------------------------------------------- -------------------------
Management Fee                  0.75%                        0.88%
--------------------------------------------------- -------------------------
--------------------------------------------------- -------------------------
12b-1 Fee                        ---                          ---
--------------------------------------------------- -------------------------
--------------------------------------------------- -------------------------
Other Expenses                  0.42%                        0.09%
--------------------------------------------------- -------------------------
--------------------------------------------------- -------------------------
Total Expenses                  1.17%                        0.97%
--------------------------------------------------- -------------------------


3.   DWS Technology VIP - RCM Technology Portfolio

         The aggregate amount of assets in the DWS Technology VIP as of December 31, 2008 was approximately $61.2 million, of which approximately 2.47% will be transferred to RCM Technology Portfolio. As of December 31, 2008, RCM Technology Portfolio's total assets were approximately $126.1 million. The historical performance of RCM Technology Portfolio for the one-, three- and five-year periods ended December 31, 2008 exceeds that of DWS Technology VIP.

      --------------------------------------- ---------------------------
                         DWS Technology VIP    RCM Technology Portfolio
                              (Class B)               (Class B)
      --------------------------------------- ---------------------------
      --------------------------------------- ---------------------------
      One Year                 -46.44%                 -44.45%
      --------------------------------------- ---------------------------
      --------------------------------------- ---------------------------
      Three Years              -15.08%                  -8.36%
      --------------------------------------- ---------------------------
      --------------------------------------- ---------------------------
      Five Years               -8.49%                   -3.95%
      --------------------------------------- ---------------------------

         In addition, as set forth below, the management fee of RCM Technology Portfolio is higher and total operating expenses of RCM Technology Portfolio are lower than those of DWS Technology VIP.

      -------------------------- ------------------------------
                                                      RCM Technology
                             DWS Technology VIP         Portfolio
                                  (Class B)             (Class B)
      --------------------------------------------------------------------
      --------------------------------------------------------------------
      Management Fee               0.66%                 0.88%
      --------------------------------------------------------------------
      --------------------------------------------------------------------
      12b-1 Fee                    0.25%             0.25% (0.50%)*
      --------------------------------------------------------------------
      --------------------------------------------------------------------
      Other Expenses               0.38%                 0.09%
      --------------------------------------------------------------------
      --------------------------------------------------------------------
      Total Expenses               1.29%                 1.22%
      --------------------------------------------------------------------
         * Trustees can increase the 12b-1 fee to this amount without shareholder approval.


4.   DWS Global Opportunities VIP - Oppenheimer Global Equity Portfolio

         The aggregate amount of assets in the DWS Global Opportunities VIP as of December 31, 2008 was approximately $122.5 million, of which approximately 2.65% will be transferred to Oppenheimer Global Equity Portfolio. As of December 31, 2008, Oppenheimer Global Equity Portfolio's assets were approximately $526.4 million. For the one- and three-year periods ended December 31, 2008, the performance of Oppenheimer Global Equity Portfolio exceeds that of DWS Global Opportunities VIP.



      ---------- --------------------------- ----------------------------------
                          DWS Global Opportunities  Oppenheimer Global Equity
                                  VIP                       Portfolio
                               (Class B)                    (Class B)
           ------------------------------------------------------------
           ------------------------------------------------------------
           One Year               -50.16%                   -40.56%
           ------------------------------------------------------------
           ------------------------------------------------------------
           Three Years            -12.86%                    -9.76%
           ------------------------------------------------------------

         In addition, as set forth below, the management fee and total operating expenses of Oppenheimer Global Equity Portfolio are lower than those of DWS Global Opportunities VIP.



------------------- --------------- -----------------------------------------
                     DWS Global Opportunities  Oppenheimer Global Equity
                               VIP                     Portfolio
                            (Class B)                  (Class B)
------------------- ----------------------------------------------------------
------------------- ----------------------------------------------------------
Management Fee                0.89%                      0.52%
------------------- ----------------------------------------------------------
------------------- ----------------------------------------------------------
12b-1 Fee                     0.25%                  0.25%(0.50%)*
------------------- ----------------------------------------------------------
------------------- ----------------------------------------------------------
Other Expenses                0.28%                      0.09%
------------------- ----------------------------------------------------------
------------------- ----------------------------------------------------------
Total Expenses                1.42%                      0.86%
------------------- ----------------------------------------------------------
   * Trustees can increase the 12b-1 fee to this amount without shareholder approval.


5.   Janus Aspen  Perkins  Mid Cap Value  Portfolio-
     Met/Artisan  Mid Cap Value Portfolio

         The aggregate amount of assets in the Janus Aspen Perkins Mid Cap Value Portfolio as of December 31, 2008 was approximately $70.7 million, of which approximately 3.33% will be transferred to Met/Artisan Mid Cap Value Portfolio. As of December 31, 2008, Met/Artisan Mid Cap Value Portfolio's assets were approximately $854.6 million. As set forth below, the historical performance of Janus Aspen Perkins Mid Cap Value Portfolio for the one-, three- and five-year periods ended December 31, 2008, exceeds that of Met/Artisan Mid Cap Value Portfolio. However, the current subadviser of the Met/Artisan Mid Cap Value Portfolio took over from the previous subadviser on May 1, 2009. Therefore, the historical performance of the Met/Artisan Mid Cap Value Portfolio is not the performance of the current subadviser. The Substitution Applicants believe, as set forth below, based on the performance history of the new subadviser's comparable retail fund for the one-, three- and five-year periods ended December 31, 2008 (whose expenses are higher than those of the Replacement Fund), that Met/Artisan Mid Cap Value Portfolio will have, for the long-term, good performance.

       ------------- ---------------------------------------------
                  Janus Aspen Perkins
                     Mid Cap Value      Met/Artisan Mid Cap
                       Portfolio          Value Portfolio      Artisan Mid Cap
                    (Service Class)          (Class B)           Value Fund
                                                                  (Retail)
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   One Year             -27.90%               -46.13%              -27.56%
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   Three Years           -3.84%               -17.50%              -5.61%
   ------------- -----------------------------------------------------------
   ------------- -----------------------------------------------------------
   Five Years            2.87%                -7.55%                4.15%
   ------------- -----------------------------------------------------------

         In addition, as set forth below, the aggregate of the management fee and Rule 12b-1 fee of Janus Aspen Perkins Mid Cap Value Portfolio is less than that of Met/Artisan Mid Cap Value Portfolio and the total operating expenses of Met/Artisan Mid Cap Value Portfolio, with and without waivers, are lower than those of Janus Aspen Perkins Mid Cap Value Portfolio.

-------------------------------------------------------------------------------
                   Janus Aspen Perkins
                      Mid Cap Value         Met/Artisan Mid Cap Value Portfolio
                        Portfolio                        (Class B)
                     (Service Class)
------------------------------------------------------------------------
------------------------------------------------------------------------
Management Fee*           0.80%                            0.81%
------------------------------------------------------------------------
------------------------------------------------------------------------
12b-1 Fee                 0.25%                       0.25% (0.50%)**
------------------------------------------------------------------------
------------------------------------------------------------------------
Other Expenses            0.59%                            0.04%
------------------------------------------------------------------------
------------------------------------------------------------------------
Total Expenses            1.64%                            1.10%
------------------------------------------------------------------------
------------------------------------------------------------------------
Waivers***                0.05%                             ---
------------------------------------------------------------------------
------------------------------------------------------------------------
Net Expenses              1.59%                            1.10%
------------------------------------------------------------------------
  *      The advisory fee paid to Janus Capital by the Portfolio
         consists of two components: (i) a base fee calculated based on the Portfolio's average daily net rate of up to 0.15% to the Portfolio's average daily net assets; and (ii) a performance fee adjustment calculated by applying a variable rate of up to
         0.15% to the Portfolio's average daily net assets. The performance fee adjustment depends on the Portfolio's performance relative to its benchmark index, the Russell Midcap Value Index, over a rolling 36 month period.
  **     Trustees can increase the 12b-1 fee to this amount without shareholder approval.
 ***     Contractual fee waiver expiring May 1, 2010 unless extended.


6.   Legg Mason Partners Variable Global Equity Portfolio -
     Met/Templeton Growth Portfolio

         The aggregate amount of assets in the Legg Mason Partners Variable Global Equity Portfolio as of December 31, 2008 was approximately $42.1 million, of which approximately 99.96% will be transferred to Met/Templeton Growth Portfolio. As of December 31, 2008, Met/Templeton Growth Portfolio's assets were approximately $98.8 million. The Met/Templeton Growth Portfolio commenced operations on April 28, 2008. Consequently, it does not have a significant operating history. The Substitution Applicants believe, as set forth below, based on the performance history of the subadviser's comparable retail mutual fund for the one-, three-, and five-year periods ended December 31, 2008 (whose expenses are lower than those of the Replacement Fund), that Met/Templeton Growth Portfolio will have, for the long-term, good performance.

    ------------------ ----------------------------------------------------
                       Legg Mason Partners
                        Variable Global Equity     Met/Templeton Growth
                            Portfolio                   Portfolio
                         (Single Share Class)           (Class B)
    ------------------ ----------------------------------------------------
    ------------------ ----------------------------------------------------
    One Year                      -41.32%                -43.47
    ------------------ ----------------------------------------------------
    ------------------ ----------------------------------------------------
    Three Years                   -10.82%                -11.06%
    ------------------ ----------------------------------------------------
    ------------------ ----------------------------------------------------
    Five Years                    -3.59%                 -2.30%
    ------------------ ----------------------------------------------------


         In addition, as set forth below, the management fee and total operating expenses for Met/Templeton Growth Portfolio, with waivers, are less than those for Legg Mason Partners Variable Global Equity Portfolio.

-------------------- -------------------------- ----------------------
                        Legg Mason Partners
                      Variable Global Equity    Met/Templeton Growth
                             Portfolio                Portfolio
                       (Single Share Class)           (Class B)
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
Management Fee       0.75%                      0.70%
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
12b-1 Fee            0.25%                      0.25%(0.50%)**
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
Other Expenses       0.33%                      0.59%
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
Total Expenses       1.33%                      1.54%
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
Waivers*             ---                        0.47%
-------------------- -------------------------- ----------------------
-------------------- -------------------------- ----------------------
Net Expenses         1.33%                      1.07%
-------------------- -------------------------- ----------------------
 * Contractual fee waiver expiring April 30, 2011 unless extended.
** Trustees can increase the 12b-1 fee to this amount without shareholder approval.



7.   Legg Mason  Partners  Variable  Money  Market  Portfolio -
     BlackRock  Money  Market Portfolio

         The aggregate amount of assets in the Legg Mason Partners Variable Money Market Portfolio as of December 31, 2008 was approximately $696.3 million, of which approximately 98.90% will be transferred to BlackRock Money Market Portfolio. As of December 31, 2008, BlackRock Money Market Portfolio's assets were approximately $2.339 billion. As set forth below, the historical performance of the BlackRock Money Market Portfolio for the one-, three- and five-year periods ended December 31, 2008 equals or exceeds that of Legg Mason Partners Variable Money Market Portfolio.

     ---------------- ---------------------------------------------------
                          Legg Mason Partners   BlackRock Money Market
                        Variable Money Market       Portfolio
                               Portfolio
                          (Single Share Class)       (Class E)
     ---------------- ---------------------------------------------------
     ---------------- ---------------------------------------------------
     One Year                    2.61%                   2.70%
     ---------------- ---------------------------------------------------
     ---------------- ---------------------------------------------------
     Three Years                 4.04%                   4.08%
     ---------------- ---------------------------------------------------
     ---------------- ---------------------------------------------------
     Five Years                  3.15%                   3.15%
     ---------------- ---------------------------------------------------


         As set forth below, the aggregate of the management fee and 12b-1 fee of BlackRock Money Market Portfolio exceeds that of Legg Mason Partners Variable Money Market Portfolio and the total operating expenses of BlackRock Money Market Portfolio, with and without waivers, are less than those of Legg Mason Partners Variable Money Market Portfolio.

  ----------------------------------------- ------------------------
                           Legg Mason Partners
                          Variable Money Market    BlackRock Money Market
                                Portfolio                 Portfolio
                          (Single Share Class )           (Class E)
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      Management Fee              0.45%                     0.32%
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      12b-1 Fee                     --                 0.15% (0.25%)**
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      Other Expenses              0.09%                     0.02%
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      Total Expenses              0.54%                     0.49%
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      Waivers*                      --                      0.01%
      ------------------ ------------------------- ------------------------
      ------------------ ------------------------- ------------------------
      Net Expenses                0.54%                     0.48%
      ------------------ ------------------------- ------------------------
         * Contractual fee waiver expiring April 30, 2011 unless extended. ** Trustees can increase the 12b-1 fee to this amount without shareholder approval.


8.       Legg Mason Partners S&P 500 Index Portfolio -
         MetLife Stock Index Portfolio

         The aggregate amount of assets in the Legg Mason Partners S&P 500 Index Portfolio as of December 31, 2008 was approximately $259.2 million, of which approximately 8.90% will be transferred to MetLife Stock Index Portfolio. As of December 31, 2008, MetLife Stock Index Portfolio's assets were approximately $3.633 billion. As set forth below, the historical performance of MetLife Stock Index Portfolio for the one-, three- and five-year periods ended December 31, 2008 exceeds that of Legg Mason Partners S&P 500 Index Portfolio.

        --------------- --------------------------- ------------------------
                         Legg Mason Partners S&P      MetLife Stock Index
                         500 Index Portfolio             Portfolio
                               (Class A)                (Class A)

        --------------- --------------------------- ------------------------
        --------------- --------------------------- ------------------------
        One Year                 -37.47%                    -37.10%
        --------------- --------------------------- ------------------------
        --------------- --------------------------- ------------------------
        Three Years               -8.88%                    -8.57%
        --------------- --------------------------- ------------------------
        --------------- --------------------------- ------------------------
        Five Years                -2.77%                    -2.44%
        --------------- --------------------------- ------------------------


         In addition, as set forth below, the management fee and total operating expenses of MetLife Stock Index Portfolio, with and without waivers, are less than those of Legg Mason Partners S&P 500 Index Portfolio.

------------------------- ---------------------- ---------------------
                           Legg Mason Partners
                              S&P 500 Index      MetLife Stock Index
                                Portfolio             Portfolio
                                (Class A)             (Class A)
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
Management Fee                    0.25%                 0.25%
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
12b-1 Fee                         0.20%                  ---
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
Other Expenses                    0.11%                 0.04%
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
Total Expenses                    0.56%                 0.29%
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
Waivers*                           ---                   0.01
------------------------- ---------------------- ---------------------
------------------------- ---------------------- ---------------------
Net Expenses                      0.56%                 0.28%
------------------------- ---------------------- ---------------------
   * Contractual fee waiver expiring April 30, 2011 unless extended.


9.   Pioneer High Yield VCT Portfolio - BlackRock High Yield Portfolio

         The aggregate amount of assets in the Pioneer High Yield VCT Portfolio as of December 31, 2008 was approximately $77.7 million, of which approximately 33.45% will be transferred to BlackRock High Yield Portfolio. As of December 31, 2008, BlackRock High Yield Portfolio's assets were approximately $309.3 million. As set forth below, the historical performance of BlackRock High Yield Portfolio for the one-, three- and five-year periods ended December 31, 2008 exceeds that of Pioneer High Yield VCT Portfolio.

     ----------------- ----------------------------------------------------
                         Pioneer High Yield VCT   BlackRock High Yield
                                Portfolio              Portfolio
                               (Class II)              (Class B)*
     ----------------- ----------------------------------------------------
     ----------------- ----------------------------------------------------
     One Year                    -35.65%                 -24.01
     ----------------- ----------------------------------------------------
     ----------------- ----------------------------------------------------
     Three Years                 -9.73%                  -5.16%
     ----------------- ----------------------------------------------------
     ----------------- ----------------------------------------------------
     Five Years                  -4.30%                  -0.80%
     ----------------- ----------------------------------------------------
         * Performance for the Portfolio's Class B shares is based on the performance of the Portfolio's Class A shares adjusted to reflect expenses of the Class B shares.


         In addition, as set forth below, the management fee and total operating expenses of BlackRock High Yield Portfolio are lower than those of Pioneer VCT Portfolio.

-----------------------------------------------------------------------
                       Pioneer High Yield    BlackRock High Yield
                         VCT Portfolio              Portfolio
                           (Class II)              (Class B)
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Management Fee                0.65%                  0.60%
-----------------------------------------------------------------------
-----------------------------------------------------------------------
12b-1 Fee                     0.25%              0.25%(0.50)*
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Other Expenses                0.18%                  0.09%
-----------------------------------------------------------------------
-----------------------------------------------------------------------
Total Expenses                1.08%                  0.94%
-----------------------------------------------------------------------
*Trustees can increase the 12b-1 fee to this amount without shareholder approval.


10.  Putnam VT Equity Income Fund - MFS Value Portfolio

         The aggregate amount of assets in the Putnam VT Equity Income Fund as of December 31, 2008 was approximately $144.2 million, of which approximately 19.56% will be transferred to MFS Value Portfolio. The aggregate amount of assets in the MFS Value Portfolio as of December 31, 2008 was approximately $587.9 million. As set forth below, the historical performance of MFS Value Portfolio for the three- and five-year periods ended December 31, 2008 has been greater than that of Putnam VT Equity Income Fund and for the one-year period ended December 31, 2008, has been less than that of Putnam VT Equity Income Fund.

       --------------- --------------------------------------------------------
                         Putnam VT Equity Income    MFS Value Portfolio
                             Fund (Class IB)            (Class B)*
       --------------- --------------------------------------------------------
       --------------- --------------------------------------------------------
       One Year                  -31.78%                  -32.78%
       --------------- --------------------------------------------------------
       --------------- --------------------------------------------------------
       Three Years                -5.51%                  -4.38%
       --------------- --------------------------------------------------------
       --------------- --------------------------------------------------------
       Five Years                 -0.07%                   1.45%
       --------------- --------------------------------------------------------
          * Performance for the Portfolio's Class B shares is based on the performance of the Portfolio's Class A shares adjusted to reflect the expenses of the Class B shares.


         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee of MFS Value Portfolio are higher than those of Putnam VT Equity Income Fund and the total operating expenses of MFS Value Portfolio without waivers are the same as, and with waivers, are lower than those of Putnam VT Equity Income Fund.

-------------------- ----------------------------- -------------------------
                     Putnam VT Equity Income Fund    MFS Value Portfolio
                              (Class IB)                 (Class B)
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Management Fee                  0.65%                       0.72%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
12b-1 Fee                       0.25%                   0.25%(0.50%)**
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Other Expenses                  0.15%                       0.08%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Total Expenses                  1.05%                       1.05%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Waivers*                         ---                        0.07%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Net Expenses                    1.05%                       0.98%
-------------------- ----------------------------- -------------------------
  * Contractual fee waiver expiring April 30, 2011 unless extended.
 ** Trustees can increase 12b-1 fee to this amount without shareholder approval.


11.  Putnam VT Growth and Income Fund - Lord Abbett Growth and Income Portfolio

         The aggregate amount of assets in the Putnam VT Growth and Income Fund as of December 31, 2008 was approximately $1.390 billion, of which approximately 0.64% will be transferred to Lord Abbett Growth and Income Portfolio. The aggregate amount of assets in the Lord Abbett Growth and Income Portfolio as of December 31, 2008 was approximately $2.384 billion. As set forth below, the historical performance of Lord Abbett Growth and Income Portfolio exceeds that of Putnam VT Growth and Income Fund for the one-, three-, five- and ten-year periods ended December 31, 2008. Class 1A shares and Class 1B shares of Putnam VT Growth and Income Fund will be substituted by Class A shares and Class B shares, respectively, of Lord Abbett Growth and Income Portfolio.



       ------------------ -------------------- ------------------- -------------------- ----------------------
                                                                   Lord Abbett Growth
                           Putnam VT Growth     Putnam VT Growth       and Income        Lord Abbett Growth
                            and Income Fund     and Income Fund         Portfolio       and Income Portfolio
                              (Class IA)           (Class IB)           (Class A)             (Class B)
       ------------------ -------------------- ------------------- -------------------- ----------------------
       ------------------ -------------------- ------------------- -------------------- ----------------------
       One Year                 -38.57%             -38.70%              -36.19%               -36.33%
       ------------------ -------------------- ------------------- -------------------- ----------------------
       ------------------ -------------------- ------------------- -------------------- ----------------------
       Three Years              -12.39%             -12.60%              -7.82%                -8.03%
       ------------------ -------------------- ------------------- -------------------- ----------------------
       ------------------ -------------------- ------------------- -------------------- ----------------------
       Five Years               -4.60%               -4.83%              -1.72%                -1.96%
       ------------------ -------------------- ------------------- -------------------- ----------------------
       ------------------ -------------------- ------------------- -------------------- ----------------------
       Ten Years                -1.68%               -1.90%               2.20%                  ---
       ------------------ -------------------- ------------------- -------------------- ----------------------


         In addition, as set forth below, the management fee of Lord Abbett
Growth and Income Portfolio is lower than that of Putnam VT Growth and Income
Fund and the total operating expenses of Lord Abbett Growth and Income Portfolio are lower than those of Putnam VT Growth and Income Fund.

-------------------------- ------------------- -------------------- ------------------- ----------------------
                                                                       Lord Abbett
                            Putnam VT Growth    Putnam VT Growth    Growth and Income    Lord Abbett Growth
                            and Income Fund      and Income Fund        Portfolio       and Income Portfolio
                               (Class IA)          (Class IB)           (Class A)             (Class B)
-------------------------- ------------------- -------------------- ------------------- ----------------------
-------------------------- ------------------- -------------------- ------------------- ----------------------
Management Fee                   0.53%                0.53%               0.50%                 0.50%
-------------------------- ------------------- -------------------- ------------------- ----------------------
-------------------------- ------------------- -------------------- ------------------- ----------------------
12b-1 Fee                         ---                 0.25%                ---              0.25%(0.50%)*
-------------------------- ------------------- -------------------- ------------------- ----------------------
-------------------------- ------------------- -------------------- ------------------- ----------------------
Other Expenses                   0.07%                0.07%               0.03%                 0.03%
-------------------------- ------------------- -------------------- ------------------- ----------------------
-------------------------- ------------------- -------------------- ------------------- ----------------------
Total Expenses                   0.60%                0.85%               0.53%                 0.78%
-------------------------- ------------------- -------------------- ------------------- ----------------------
* Trustees can increase the 12b-1 fee to this amount without shareholder approval.


12.  UIF Small Company Growth Portfolio - Met/AIM Small Cap Growth Portfolio

         The aggregate amount of assets in the UIF Small Company Growth Portfolio as of December 31, 2008 was approximately $26.5 million, of which approximately 15.09% will be transferred to the Met/AIM Small Cap Growth Portfolio. The aggregate amount of assets in the Met/AIM Small Cap Growth Portfolio as of December 31, 2008 was approximately $540.3 million. As set forth below, the historical performance of Met/AIM Small Cap Growth Portfolio for the one- and three-year periods ended December 31, 2008 has been greater than that of UIF Small Company Growth Portfolio and for the five-year period ended December 31, 2008 has been less than that of UIF Small Company Growth Portfolio.

       ------------------- ---------------------------------------
                        UIF Small Company Growth   Met/AIM Small Cap Growth
                             Portfolio                 Portfolio
                            (Class II)                 (Class B)
       -----------------------------------------------------------------
       ------------------------------------------------------------------
       One Year              -40.43%                  -38.73%
       ------------------------------------------------------------------
       ------------------------------------------------------------------
       Three Years           -11.81%                  -8.06%
       ------------------------------------------------------------------
       ------------------------------------------------------------------
       Five Years             -1.63%                  -2.18%
       ------------------------------------------------------------------


         In addition, as set forth below, the aggregate of the management fee and 12b-1 fee of Met/AIM Small Cap Growth Portfolio is less than that of UIF Small Company Growth Portfolio and the total operating expenses of Met/AIM Small Cap Growth Portfolio are lower than those of UIF Small Company Growth Portfolio.

-------------------- ----------------------------- -------------------------
                       UIF Small Company Growth       Met/AIM Small Cap
                              Portfolio                Growth Portfolio
                              (Class II)                  (Class B)
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Management Fee                  0.92%                       0.86%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
12b-1 Fee                       0.35%                   0.25%(0.50%)*
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Other Expenses                  0.43%                       0.03%
-------------------- ----------------------------- -------------------------
-------------------- ----------------------------- -------------------------
Total Expenses                  1.70%                       1.14%
-------------------- ----------------------------- -------------------------
   * Trustees can increase 12b-1 fee to this amount without shareholder approval.



III. ADDITIONAL REPRESENTATIONS

         By a supplement to the prospectuses for the Contracts and the Separate Accounts (substantially in the form attached as Exhibit B), each Insurance Company has notified all owners of the Contracts affected by the substitutions of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. The supplement has advised Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions.(44) The supplement has also advised Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

         The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis.

         In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999). In-kind purchases of shares of a Replacement Fund will be conducted as described in Section V of this Application.

         Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

         In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice (substantially in the form attached as Exhibit C) informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

         Each Insurance Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.

         The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's net operating expenses taking into account fee waivers and expense reimbursements and sub-account expenses for fiscal year 2008, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions.

         With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

         The Substitution Applicants further agree that, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

IV.  REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by the Insurance Companies of shares held by the Separate Accounts as described in
Section II.A.

A.                Applicable Law

         The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitutions.
Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

                  It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

         Section 26(c) was added to the Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,(45) recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.(46)

         Congress responded to the Commission's concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:
                 The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.(47)

         The proposed substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the Act.(48) The Substitution Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions.

B.   Basis for an Order

         The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

         Except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to the Existing Fund. In the case of the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, for affected Contract owners, the Replacement Fund's net expenses will not, for the life of the Contracts, exceed the 2008 net expenses of the Existing Fund. In addition, Contract owners with balances invested in the Replacement Fund will have, taking into effect any applicable expense waivers, a lower expense ratio. However, the Substitution Applicants agree that, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions. With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Partners Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Equity Income Fund/MFS Value Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the agreement not to increase the Separate Account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

         The Substitution Applicants submit that, in general, there is little likelihood that significant additional assets, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of shareholders to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

         In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that the Replacement Fund's sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.

         In addition to the foregoing, the Substitution Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission has in the past approved.(49) In every proposed substitution except for eight substitutions where expense offsets will be applied to Contract owners at the separate account level, the current management fee and 12b-1 fee of the Replacement Funds will be the same as, or lower than, those of the Existing Funds. Total operating expenses of the Replacement Funds will be lower than those of the Existing Funds.

         The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions. The proposed substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among approximately the same number of sub-accounts as they could before the proposed substitutions.

         None of the proposed substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

         The proposed substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by an Insurance Company under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners may also have considered each Insurance Company's size, financial condition, relationship with MetLife, and its reputation for service in selecting their Contract. These factors will not change as a result of the proposed substitutions.

C.   Request for an Order

         The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

V.   REQUEST FOR AN ORDER UNDER SECTION 17(b)

         The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions.



A.   Applicable Law

         Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

         Section 2(a)(3) of the Act defines the term "affiliated person of another person" in relevant part as:

                  (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person;
         (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person;... (E) if such other person is an investment company, any investment adviser thereof... .

         Section 2(a)(9) of the Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

         Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

         Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.

         In addition to the above, the Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Money Market Portfolio, Legg Mason Partners S&P 500 Index Portfolio, Pioneer High Yield VCT Portfolio, Putnam VT Equity Income Fund, UIF Small Company Growth Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

         Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a). The Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application for the in-kind purchases and sales of the Replacement Fund shares.(50)

         Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of
Section 17(a) if the evidence establishes that:

         (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

         (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and

         (3) the proposed transaction is consistent with the general purposes of the Act.


B.   Basis for a Section 17(b) Order

         The Section 17 Applicants submit that for all the reasons in Sections II.B, II.D and III the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (1) MIST and of its RCM Technology, Met/Templeton Growth, BlackRock High Yield, Lord Abbett Growth and Income and Met/AIM Small Cap Growth Portfolios; and (2) Met Series Fund and of its BlackRock Money Market, Oppenheimer Global Equity, Met/Artisan Mid Cap Value, MetLife Stock Index and MFS Value Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the
Section 17 Applicants submit that the proposed substitutions are consistent with the general purposes of the Act.

1.   Reasonableness and Fairness and the Absence of Overreaching

         To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitutions. The fees and charges under the Contracts will not increase because of the substitutions. Even though the Separate Accounts, the Insurance Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

         When the Commission first proposed,(51) and then adopted,(52) Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications "in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made" by establishing "conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction." The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of the Rule, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

         In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended the Rule in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, the Rule had only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. The Commission stated:

                  The Commission is concerned that this practice -- left unregulated and in violation of Section 17(a) -- could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might "dump" undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

                  Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule's purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of
                  Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(53)

         The boards of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

2.   Consistency With the Policy of Each Investment Company Concerned

         The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

3.   Consistency With the General Purposes of the Act

         The proposed Insurance Company in-kind purchases, as described herein, are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act. The proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected "when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies' security holders; ...when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities...". For all the reasons stated in Sections II, III, and IV of this Application, the abuses described in Sections 1(b)(2) and (3) of the Act will not occur in connection with the proposed in-kind purchases.

         The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(54) In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors' ultimate investment in such shares.

4.   Specific Representations and Request for an Order

         The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies, MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the Act to the extent necessary to permit the Insurance Companies on behalf of the Separate Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

         The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VI.  COMMUNICATIONS

         Please address all communications concerning this application and Notice and Order to:

                             Paul G. Cellupica, Esq.
                                  MetLife Group
                           1095 Avenue of the Americas
                                   40th Floor
                            New York, New York 10036

                                       and

                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006



VII. AUTHORIZATIONS

                  Under Connecticut law and the articles of incorporation and by-laws of MetLife of CT, its business affairs are conducted by its board of directors. Under Connecticut insurance law, the business and affairs of Separate Account Eleven, Separate Account QPN and Fund UL are conducted by MetLife of CT. Under Missouri law and the articles of incorporation and by-laws of MetLife Investors, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of VA Account One, VA Account Five, VL Account One, VL Account Five and VL Account Eight are conducted by MetLife Investors. Under New York law and the articles of incorporation and by-laws of First MetLife Investors, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of First VA Account One are conducted by First MetLife Investors. Under Delaware law and the articles of incorporation and by-laws of MetLife Investors USA, its business affairs are conducted by its board of directors. Under Delaware insurance law, the business and affairs of Separate Account A are conducted by MetLife Investors USA. Under New York law and the articles of incorporation and by-laws of MetLife, its business affairs are conducted by its board of directors. Under New York insurance law, the business and affairs of Separate Account DCVL, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account 13S and SE Separate Account 485 are conducted by MetLife. Under Missouri law and the articles of incorporation and by-laws of General American, its business affairs are conducted by its board of directors. Under Missouri insurance law, the business and affairs of GA Separate Account Twenty-Seven and GA Separate Account Twenty-Eight are conducted by General American. Under Maryland law and the articles of incorporation and by-laws of Met Series Fund, its business affairs are conducted by its board of directors. Under Delaware law and the declaration of trust and by-laws of MIST, its business affairs are conducted by its board of trustees.

         In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the board of directors of MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA, MetLife and General American for the Separate Accounts, the board of directors of Met Series Fund, and the board of trustees of MIST authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Exhibit
A. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII. CONCLUSION

         For the foregoing reasons set forth in this Application, the Substitution Applicants state that the proposed substitutions and the related transactions meet the standards of Section 26(c) of the Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the Act and that such order be made effective as soon as possible. The
Section 17 Applicants further state that the proposed transactions described herein are consistent with the standards of Section 17(b) of the Act and respectfully request that the Commission issue an order of exemption pursuant to
Section 17(b) of the Act.


         MetLife Insurance Company of Connecticut has authorized this

Application to be duly signed on its behalf and on behalf of the Separate

Accounts in the Commonwealth of Massachusetts on the 18th day of September, 2009.

                          METLIFE INSURANCE COMPANY OF CONNECTICUT

                          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                          METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                          METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE


                                  By:  MetLife Insurance Company of Connecticut

                                  By:      /s/ Paul L. LeClair
                                           -----------------------------------
                                           Paul L. LeClair
                                           Vice President






MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the State of

California on the 18th day of September, 2009.

                            METLIFE INVESTORS INSURANCE COMPANY

                            METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                            METLIFE INVESTORS VARIABLE
                            ANNUITY ACCOUNT FIVE

                            METLIFE INVESTORS VARIABLE
                            LIFE ACCOUNT ONE

                            METLIFE INVESTORS VARIABLE
                            LIFE ACCOUNT FIVE

                            METLIFE INVESTORS VARIABLE
                            LIFE ACCOUNT EIGHT


                            By:   /s/ Richard C. Pearson
                                  --------------------------------------
                                     Richard C. Pearson
                                     Vice President, Associate General Counsel and Secretary
                                     MetLife Investors Insurance Company







First MetLife Investors Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Account in the State of

California on the 18th day of September, 2009.

                                          FIRST METLIFE INVESTORS INSURANCE COMPANY

                                          FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE


                                          By:      /s/ Richard C. Pearson
                                                   -----------------------------------
                                                      Richard C. Pearson
                                                   Vice President, Associate General Counsel and Secretary
                                                   First MetLife Investors Insurance
Company





MetLife Investors USA Insurance Company has authorized this Application to be duly signed on its behalf in the State of California on the 18th day of

September, 2009.


                                              METLIFE INVESTORS USA
                                              INSURANCE COMPANY

                                              METLIFE INVESTORS USA SEPARATE
                                              ACCOUNT A

                                     By:      /s/ Richard C. Pearson
                                              -----------------------------------
                                              Richard C. Pearson
                                              Vice President, Associate General
                                              Counsel and Secretary
                                              MetLife Investors USA Insurance Company








Metropolitan Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the Commonwealth of Massachusetts on the 18th day of September, 2009.


                                       METROPOLITAN LIFE INSURANCE COMPANY

                                       METROPOLITAN LIFE SEPARATE ACCOUNT
                                       DCVL

                                       METROPOLITAN LIFE SEPARATE ACCOUNT UL

                                       SECURITY EQUITY SEPARATE ACCOUNT
                                       TWENTY-SIX

                                       SECURITY EQUITY SEPARATE ACCOUNT
                                       TWENTY-SEVEN

                                       SECURITY EQUITY SEPARATE ACCOUNT
                                       NO. 13S

                                       SECURITY EQUITY SEPARATE ACCOUNT
                                       NO. 485


                                      By:      METROPOLITAN LIFE INSURANCE
                                               COMPANY

                                      By:      /s/ Marie C. Swift
                                               ---------------------------------------
                                               Name: Marie C. Swift, Esq.
                                               Title: Associate General Counsel







General American Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of the Separate Accounts in the

Commonwealth of Massachusetts on the 21st day of September, 2009.

                                      GENERAL AMERICAN LIFE INSURANCE COMPANY

                                      GENERAL AMERICAN SEPARATE ACCOUNT TWENTY-EIGHT

                                      GENERAL AMERICAN SEPARATE ACCOUNT
                                      TWENTY-NINE


                                      By:      GENERAL AMERICAN LIFE INSURANCE
                                               COMPANY


                                      By:      /s/ James Reilly
                                              --------------------------
                                              Name: James Reilly
                                              Title: Vice President





Met Investors Series Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 18th day of September, 2009.


                                             MET INVESTORS SERIES TRUST


                                             By:      /s/ Elizabeth M. Forget
                                                      --------------------------
                                                          Elizabeth M. Forget
                                                          President







Metropolitan Series Fund, Inc. has authorized this Application to be duly signed on its behalf in the State of New York on the 18th day of September, 2009.


                                                 METROPOLITAN SERIES FUND, INC.


                                                 By:  /s/ Elizabeth M. Forget
                                                      -------------------------
                                                         Elizabeth M. Forget
                                                         President


_________________________________


     (1) File Nos. 333-152194,  333-152199,  333-152200, 333-152232, 333-152233,
333-101778,   333-152234,   333-152235,   333-152236,   333-152237,  333-152238,
333-152239,   333-152240,   333-152265,   333-152255,   333-152256,  333-152292,
333-152258,   333-152261,   333-152259,   333-152262,   333-152269,  333-152263,
333-152260,     333-152266,     333-152267,    333-152268,    333-152264,    and
333-152270/811-21262. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (2) File Nos. 333-141941, 333-136191. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.


     (3) File Nos. 333-152220/811-03927. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (4)   File   Nos.   333-34741,    333-90405,   333-54358,   033-39100   and
333-50540/811-05200. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (5)  File  Nos.   333-138563,   333-138571,   333-138567,   333-138572  and
333-138569/811-07060. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (6) File Nos. 333-83197/811-07971. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (7)  File  Nos.  333-138574  and   333-138573/811-08433.   Applicants,   as
authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (8) File Nos.  033-74174,  333-96775,  333-96773,  333-125613,  333-125617,
333-125618,   333-137969,   333-148873,   333-148874  and  333-148876/811-08306.
Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (9) File Nos. 333-125753,  333-125756,  333-125757,  333-12578, 333-137968,
333-148869, 333-148870 and 333-148872/811-03365. Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (10) File Nos. 033-57320/811-06025. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (11) File Nos. 333-110183/811-08888. Applicants, as authorized under
Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (12) File Nos. 333-110184/811-08892. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (13) File Nos. 333-110185/811-08938. Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (14) File Nos. 033-54772/811-07248. Applicants as authorized under rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (15) File Nos. 033-54774/811-07252. The applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (16) File Nos.  333-48456/811-10183 and 002-80751/811-03618,  respectively.
The Applicants, as authorized under Rule 0-4 under the Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

     (17) AIM V.I. Money Market Fund and AIM V.I Technology Fund are series of AIM Variable Insurance Funds, File Nos. 033-57340/811-07452. Janus Aspen Perkins Mid Cap Value Portfolio is a series of Janus Aspen Series, File Nos. 033-63212/811-07736. Legg Mason Partners Variable Global Equity Portfolio is a series of Legg Mason Partners Variable Equity Trust, File Nos. 333-91278/811-21128. Legg Mason Partners Variable Money Market Portfolio is a series of Legg Mason Partners Variable Income Trust, File Nos. 033-40603/811-06310. Legg Mason Partners S&P 500 Index Fund is a series of Legg Mason Equity Trust, File Nos. 033-43446/811-06444. DWS Technology VIP is a series of DWS Variable Series II, File Nos. 033-11802/811-05002. DWS Global
Opportunities   VIP  is  a  series   of  DWS   Variable   Series  I,  File  Nos.
002-96461/811-4257. Pioneer High Yield VCT Portfolio is a series of Pioneer Variable Contracts Trust, File Nos. 033-84546/811-08786. Putnam VT Equity Income Fund and Putnam VT Growth and Income Fund are series of Putnam Variable Trust, File Nos. 033-17486/811-05346. UIF Small Company Growth Portfolio is a series of The Universal Institutional Funds, Inc., File Nos. 333-03013/811-07607.

     (18) Market Risk - a Portfolio's share price can fall because of weakness in the broad market, a particular industry, or specific holdings. A Portfolio's investment performance may also be harmed by potentially rapid changes in the prices of equity and other securities.

     (19) Credit Risk - the value of investments in debt securities may be adversely affected if an issuer fails to pay principal and interest on the obligation on a timely basis.

     (20) Interest Rate Risk - the value of investments in debt securities may decline when prevailing interest rates rise or increase when interest rates go down; due to the increasing difficulty of predicting changes in interest rates over longer periods of time, fixed income securities with longer maturities are more volatile than those with shorter maturities.

     (21) Foreign Investment Risk - investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from differences between the regulations to which U.S. and foreign issuers are subject. These risks are increased for emerging market securities.

     (22) Municipal Securities Risk - the value of, payment of interest and repayment of principal with respect to, and the ability of the Fund to sell, a municipal security may be affected by constitutional amendments, legislative enactments, executive orders, administrative regulations and voter initiatives as well as the economics of the regions in which the issuers in which the Fund invests are located. Revenue bonds are generally not backed by the taxing power of the issuing municipality. To the extent that a municipal security in which the Fund invests is not heavily followed by the investment community or such security issue is relatively small, the security may be difficult to value or sell at a fair price.

     (23) Repurchase Agreement Risk - a repurchase agreement exposes the Fund to the risk that the party that sells the securities may default on its obligation to repurchase them. In this circumstance, the Fund can lose money.

     (24) Financial Services Risk - financial services companies are highly dependent on the supply of short-term financing. The value of securities of issuers in the banking and financial services industry can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad.

     (25) Non-Mortgage Asset-Backed Securities Risk - non-mortgage asset-backed securities are not issued or guaranteed by the U.S. Government or its agencies or government-sponsored entities. In the event of a failure of these securities to pay interest or repay principal, the assets backing these securities such as automobiles or credit card receivables may be insufficient to support the payments on the securities.

     (26) Sector Risk - in addition to other risks, a Portfolio that invests a substantial portion of its assets in related industries (or "sectors") may have greater risk because companies in these sectors may share common characteristics and may react similarly to market developments.

     (27) Technology Industry Risk - because the Portfolio concentrates its investments in companies which utilize innovative technology, it is subject to risks particularly affecting those companies, such as the risks of short product cycles, rapid obsolescence of products and services, competition from new and existing companies, significant losses and/or limited earnings, security price volatility and limited operating histories.

     (28) Market Capitalization Risk - investments primarily in issuers in one market capitalization category (large, medium or small) carry the risk that due to current market conditions that category may be out of favor; investments in medium and small capitalization companies may be subject to special risks which cause them to be subject to greater price volatility and more significant declines in market downturns than securities of larger companies; investments in small capitalization companies may be subject to more risk than investments in medium capitalization companies.

     (29) Investment Style Risk - different investment styles such as growth or value investing tend to shift in or out of favor, depending on market and economic conditions as well as investor sentiment.

     (30) Limited Holdings Risk - because a large part of the Fund's assets may be invested in a limited number of securities, a change in the value of these securities could significantly affect the value of the Fund's assets.

     (31) Derivatives Risk - derivatives may be used to hedge against an opposite position that a Portfolio holds. Derivatives that are used for hedging the Portfolio in specific securities may not fully offset the underlying position. The counterparty to a derivatives contract also could default. Derivatives that involve leverage could magnify losses. Derivatives may also be used to maintain a Portfolio's exposure to the market, manage cash flows or attempt to increase income. Using derivatives for purposes other than hedging is speculative and involves greater risks. In many foreign countries, futures and options markets do not exist or are not sufficiently developed to be effectively used by a Portfolio that invests in foreign securities.

     (32) IPO Risk - stocks purchased in IPOs have a tendency to fluctuate in value significantly after the IPO relative to the price at which they were purchased. These fluctuations could impact the net asset value and return on the Portfolio's shares.

     (33) Non-diversification Risk - the Portfolio is non-diversified which means the Portfolio can invest its assets in a small number of issues. As a result, the Portfolio is more susceptible to any single economic, political or regulatory event affecting those issuers than is a diversified Portfolio. This risk is limited because the Portfolio invests its assets in the underlying portfolios, each of which generally has diversified holdings.

         (34) Illiquid Securities Risk - the Portfolio invests in securities that are not requested for sale to the general public or are not readily marketable, and therefore may generally be less liquid, are harder to value than securities listed on exchanges.


         (35) Index Risk - unlike actively managed portfolios, portfolios that attempt to match the return of an index generally will not use any defensive strategies. An investor, therefore, will bear the market risk of adverse market conditions with respect to the market segment that the index seeks to match. In addition, transaction costs, other Portfolio expenses, brief delays that occur until the Portfolio can invest cash it receives and other tracking errors may result in the Portfolio's return being lower than the return of the index.


         (36) Banking Industry Risk - since the Portfolio may invest more than 25% of its assets in obligations of U.S. banks and up to 25% of its assets in dollar-denominated obligations of non-U.S. banks, the Portfolio is particularly susceptible to events affecting the banking industry. Banks depend on their ability to obtain funds at reasonable costs and liquidity. The ongoing global financial crisis has severely affected many banks and other financial institutions.

         (37) Mortgage Related Securities Risk - mortgage-related securities may be issued or guaranteed by the U.S. Government, its agencies or instrumentalities or may be issued by private issuers and as such are not guaranteed by the U.S. Government, it agencies or instrumentalities. Like other debt securities, changes in interest rates generally affect the value of a mortgage-backed security. Additionally, some mortgage-backed securities may be structured so that they may be particularly sensitive to interest rates. Investments in mortgage-related securities are also subject to special risks of prepayment.

         (38) High-Yield Debt Securities Risk -high-yield debt securities, or junk bonds, are securities which are rated below "investment grade" or are not rated, but are of equivalent quality. High-yield debt securities range from those for which the prospect for repayment of principal and interest is predominantly speculative to those which are currently in default on principal or interest payments. A Portfolio with high-yield debt securities may be more susceptible to credit risk and market risk than a Portfolio that invests only in higher quality debt securities because these lower-rated debt securities are less secure financially and more sensitive to downturns in the economy. In addition, the secondary market for such securities may not be as liquid as that for more highly rated debt securities. As a result, a Portfolio's portfolio manager may find it more difficult to sell these securities or may have to sell them at lower prices. Investing in securities that are in default or whose issuers are in bankruptcy will subject the Portfolio to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the distressed securities will eventually be satisfied.

         (39) Inverse Floating Rate Obligations Risk - the interest rate on inverse floating rate obligations generally will decrease as short-term interest rates increase, and increase as short-term interest rates decrease. Due to their leveraged structure, the sensitivity of the market value of an inverse floating rate obligation to changes in interest rates is generally greater than a comparable long-term bond issued by the same entity and with similar credit quality and redemption and maturity provisions. Inverse floating rate obligations may be volatile and involve leverage risk.

     (40) Credit Default Transactions Risk - The use of credit default transactions is a highly specialized activity that involves investment techniques and risks that are different from those associated with ordinary portfolio securities transactions. If the investment adviser is incorrect in its forecasts of the interest rates, currency exchange rates or market values or its assessments of the credit risks relevant to these transactions that it enters, the investment performance of the Portfolio may be less favorable than it would have been if the Portfolio had not entered into them. Because these arrangements are bi-lateral agreements between the Portfolio and its counterparty, each party is exposed to the risk of default by the other. In addition, they may involve a small investment of cash compared to the risk assumed with the result that small changes may produce disproportionate and substantial gains or losses to the Portfolio.

         (41) Real Estate Securities Risk - Investments in real estate investment trusts and other real estate related securities may be adversely impacted by the performance of the real estate market generally or that of a particular sub-sector of the market or geographic region.

     (42) Convertible Securities Risk - Investments in convertible securities may be subject to market risk, credit risk and interest rate risk depending on the price of the underlying security. In addition, a convertible security may be repurchased by the issuer at a time and price that is disadvantageous to the Portfolio.

     (43) Pursuant to exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999)
(amended order) (the "Multi-Manager Order"), MetLife Advisers, LLC is authorized to enter into and amend sub-advisory agreements without shareholder approval under certain conditions.

     (44) One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     (45)In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act. See House Committee on
Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

     (46)See id.

     (47)S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

     (48)While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted
Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain
Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21,
1982) (emphasis added).

     (49)See, e.g., Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice);
MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22,
2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006)
(notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26711 (December 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (November 23,
2004) (notice); Integrity Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004)
(notice); ING USA Annuity & Life Insurance Company, et. al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004)
(notice); Metropolitan Life Insurance Company, et. al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (February 24, 2004)
(notice); Metropolitan Life Investors USA Insurance Company, et. al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et. al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (August 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

     (50) The Signature no action letter cannot be used by the Replacement Funds with respect to sales of their shares to the Insurance Companies in exchange for securities rather than cash.

     (51) Inv. Co. Act Rel. No. 4604 (May 20, 1966).

     (52) Inv. Co. Act Rel. No. 4697 (September 8, 1966).

     (53) Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

     (54) See, e.g. See, e.g., Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12,
2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009)
(notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice);
RiverSource  Life Insurance  Company,  et al., Inv. Co. Rel. No. 28575 (Dec. 30,
2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25,
2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19,
2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et. al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 28236 (April 16,
2008)(order), Inv. Co. Act Rel. No. 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et. al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et. al. and MetLife Insurance Company et.al., Inv. Co. Act Rel. No. 27307 (April 27, 2006)(order), Inv. Co. Act Rel. No. 27278 (March 31, 2006) (notice), MetLife Investors Insurance Company, et. al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et.al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et. al., Inv, Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368; The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (November 14, 2002) (order), Inv. Co. Act Rel. No. 25704 (October 23,
2002) (notice).